

10/31

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Sibirtelecom

*CURRENT ADDRESS 53 M. Gorky St
Novosibirsk, Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

FILE NO. 82- 35050 FISCAL YEAR 12/31/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 12/27/06

DRAFT

Provisionally approved by the meeting of the Board of Directors of Sibirtelecom OJSC
Protocol # __
16 May, 2005

AK/S
12-31-04

2004 ANNUAL REPORT

Sibirtelecom OJSC

Novosibirsk
2005

CONTENTS

INFORMATION ABOUT THE COMPANY

Full name of Company:

Sibirtelecom Open Joint-Stock Company

Address:
53, M. Gorky St., Novosibirsk, Russia

Date of state registration of the Company and registration number.

Date of state registration: **30 May, 1994.**

Number of state registration certificate: **ГР 1161.**

The body which carried out state registration: Novosibirsk Municipal Registration Chamber.

In accordance with the Federal Law *On State Registration of Legal Entities* of 23 July 2002, the Inspection under the Ministry of Taxation of the Zheleznodorozhny District, Novosibirsk, Novosibirsk region, entered the record about the legal entity registered before 1 July, 2002 under the main state registration number 1025403189778 into the Uniform State Register of Legal Entities.

30 November 2002, the Inspection under the Ministry of Taxation of the Zheleznodorozhny District, Novosibirsk, Novosibirsk region entered the record on state registration of changes introduced into the constituent documents of the legal entity into the Uniform State Register of Legal Entities.



From growing up to leadership!

Dear stockholders!

The document you are holding contains summarized results of the intensive work of the whole team of Sibirtelecom OJSC in 2004.

One can safely say that every figure, diagram, conclusion and estimate of the annual report contain the fusion of the real-life work and personal responsibility of the Company's management for making the resolutions of the previous annual meeting of stockholders and the Board of Directors a reality.

In a fast developing market of communications and information technologies the goals of the Company's development strategy required full concentration of our intellectual, financial and organizational resources. The priorities were a qualitative breakthrough in technological upgrade and modernization of the Company, the search for and implementation of modern, more effective methods of business-processes management. Consistent work on achieving these goals allowed us, within a short period of time, not only pass the growing-up stage but also strengthen and develop our positions in the highly-competitive communications market both in the Siberian Federal District and in the telecommunications market of Russia. Today we service 3.8 m of fixed-line communication subscribers and 1 m of mobile communication subscribers of the GSM and NMT standards.

For the past year, due to a well thought-out marketing policy, cost optimization, utilizing our reserves and other factors, we have ensured economic stability of the Company.

Here are a few figures in support of this statement. The volume of annual revenue in 2004 has exceeded 19.0 billion rubles, the operating income – 18.7 billion rubles with the net income after tax of 641 million rubles. The market capitalization was US$837.0 million. These results give us confidence in the path we have chosen, ensure that the stockholders are paid out dividends out of the earned income, and allow to constantly work on raising the welfare of our personnel.

In a number of fields we are moving to leading positions among the interregional companies of Svyazinvest OJSC. We have also gained public recognition. The Company was awarded the main public reward – "*Russian National Olympus*". By the year's results authoritative organizations and associations recognized us as the company which "has made most progress in investor relations" and the company with "the best accounting department". Sibirtelecom OJSC was a laureate of the Russian Government's contest "Russian organization of high social efficiency".

I'd like to stress that these awards are an evaluation of the professionalism, diligence and corporate patriotism of our specialists.

We have grounds for pride and we are confident of our future!

Sincerely,
General Director Anatoly Nikulin

1.1. Overall evaluation of the financial and economic results

The activities of Sibirtelecom OJSC (hereafter – Company) in 2004 were geared not just to preserving but, above all, to strengthening our positions in the regional telecommunications market. This is evidenced by one of the main indicators of the Company's progress in reaching this goal – its fast growing capitalization. As of 1 January 2005, the Company's capitalization was US$837m dollars, having increased by 60% compared to the beginning of the accounting period.

The growth of capitalization was due to external and internal factors. Among the former were the overall dynamics of the market, changes in the regulatory climate, developmental tendencies of the telecommunications field, expectations about the privatization of Svyazinvest OJSK. Among the internal factors were better corporate information openness and investment transparency of the Company. But, above all, it was the dynamic growth of the financial and performance indicators of the Company's activities (including those of its subsidiaries working in the cellular business)*.

1.2. Performance evaluation of the company

1.2.1. Most significant factors of the Company's revenue increase

Due to a combination of advanced production technologies and well-considered marketing policies aimed at providing a wide range of telecommunications services to all categories of users, the volume of the annual revenue of the parent company in 2004 exceeded 19 billion rubles. Income from the primary activity was 18.7 billion rubles, over half (58%) of which was the income received from providing telecommunications services to the general public.

Main economic indicators of the Company

Table 1

Indicator	Unit.	2003	2004	2004/2003 (%)
Revenue (net VAT)	m. rubles	15,644	19,040	121.7
Tariff income	m. rubles	15,243	18,650	122.4
Expenses	m. rubles	12,111	16,120	133.1
Balance sheet income (book income)	m. rubles	2,391	1,211	50.6
Profitability based on book income	%	19.7	7.5	
Cost of 100 rubles of revenue	Rubles	77.4	84.6	109.3

* *As audited reporting in accordance with International Financial Reporting Standards will be ready in June of the current year, the annual report contains separate data for the parent company and its affiliates in accordance with the Russian accounting standards.*

Income structure by the type and categories of consumers (2004)

Table 2

Type of services	Total (excluded VAT), thousand rubles	Including	
		From state-funded organizations, thousand rubles	From the general public, thousand rubles
Income from communications services – total Including:	18,650,257	1,750,478	10,830,863
Long-distance and international telephone connection	7,145,941	743,616	4,179,855
Urban telephone connection	6,341,875	658,182	4,372,795
Rural telephone connection	1,095,927	124,818	836,700
From all types of pay telephones	300,294	-	293,260
Document electric communication	1,100,821	146,581	533,217
Radio communications, radio broadcasting television and satellite communications	68,857	33,318	6,685
Wire broadcasting	280,737	19,375	240,889
Mobile electric communication	436,862	14,848	363,951
ISDN services	70,507	9,719	2,060
Intellectual network (IN) services	3,893	21	1,451
From services on connection and transmission of traffic	1,804,543	-	-

The financial results achieved are due to the positive changes in the operating indicators of the Company:

- The number of fixed-line subscribers exceeded 3,844 thousand, which is almost 7% more than in the previous year;
- Digitization level of dial-up network reached 56%. This is a significant breakthrough of the Company which makes it one of the leaders in this respect among the similar Russian companies.
- The volume of long-range communication traffic has considerably grown and exceeded 1.9 billion minutes.
- Internet dial-up traffic in 2004 was 1.5 billion minutes (which is comparable with the voice traffic) which is a 136% increase compared to 2003. The volume of information transmitted over the Internet reached 181 m. Mb (88% increase).

In the structure of income the main share still comes from the local and long-distance telephony (40% and 38% respectively). Such services as connection and transmission of traffic in 2004 gave about 10% of income, including 4% from Rostelecom OJSC. The share of new services (Internet, intellectual network services, ISDN, IP-telephony) was 4.3%.

Of 3.4 billion rubles of revenue growth, 1.4 billion rubles were generated by the local telephone services. About 40% of growth in this line of business was received from an increase in the volume of services and the remaining part – from tariff growth.

Another essential factor of revenue growth was the income from telecoms operators (1.1 billion rubles), which resulted from an increase in the number of connections, increasing tariffs for some of the services provided to telecom operators and the change of the system of settlements with Rostelecom OJSC.

An increase in revenue falling into the item "Interurban and international communications" constituted over 440 m. rubles, where the growth factor was increased generation (compared to 2003) of the long-distance traffic.

The growth of income due to the provision of new services was 278 m. rubles or 52% of the level of the previous year which can be attributed to further development of the Internet, while the income from wireless radio communications increased by 179 m. rubles or 69,5%. The number of cell phone subscribers (not considering the subsidiary business) grew by 80% and, by the end of 2004 the subscriber base was over 105 thousand subscribers.

1.2.2. Most significant factors of expenditure growth

The Company's coverage area is the Siberian Federal District (further SFD), which is second in Russia in terms of territory with the density of population of 3 persons/km^2 (which is 58 times less than in the Central Federal District). It requires more means of communication and, consequently, more investment in fixed assets, increasing depreciation charges, expenditure expansion per service unit, including labor costs.

The expenditure in 2004 grew by one-third and amounted to 16 billion rubles.

Structure of expenses (outline) for 2004


Labor costs
35%
Social security benefits
11%
Depreciation
12%
Other costs
9%
Outsourced services
7%
Services of telecom operators
4%
Services of Rostelecom OJSC
14%
Material costs and electricity
8%

The growth of expenditure is due to the following factors: 1) since the August of 2003 the procedure of settlements with Rostelecom OJSC was changed; 2) further development of the network led to faster growth of expenses under the item "Depreciation charges"; 3) provisions were established to compensate for annual leaves unused by the end of the accounting year and to pay out bonuses for the performance results in the accounting year; 4) average wages and salaries were increased, which was due to the competitive situation in the labor market.

To control the Company expenses, quarterly plans of measures have been developed and implemented since 2004. They are aimed at boosting the efficiency of regional branches, including cost optimization, the economy of material and financial resources.

Since January of 2004, an internal *Regulation on corporate competition between the regional branches of the Company* is in force. The competition includes the most important efficiency indicators for the performance of the Company and its regional branches.

The work on optimization of costs and boosting the efficiency continues in 2005 as well.

1.2.3. Indicators of profitability

Income before tax in 2004 was 1,211 m. rubles and, compared to 2003, fell by 1.9 times, which can be explained by decreasing sales margin and by reporting in 2004 the provision for bad debts under operating expenses for concessionary user categories whose payment for communications services (for the date of the provision creation) was 1-90 days overdue. The net income was 641 m. rubles which is 57.3% less than in 2003. For a correct comparison of the results of 2004 and 2003 the following should be taken into account:

- Selling of the assets of the Siberian Cell Systems CJSC in 2003 (739 m. rubles);
- Selling of non-strategic assets in 2004 for 80 m. rubles;
- Setting up in 2004 the provision for unused leaves of the personnel and remuneration of employees for the results of 2004 (426 m. rubles);
- Setting up a provision for bad debts as operating expenses for concessionary user categories whose payment for communications services (for the date of creation of the provision) was 1-90 days overdue, totaling 356 m. rubles.

Considering the above factors, under the conditions of comparability, the financial results have positive dynamics, with the income growth of about 16 %.

1.2.4. Affiliated business activity assessment

In 2004 the subscriber's base grew rapidly (from 507 thousand up to 1 million subscribers), which was the result of active investment of the Company in the development of cellular networks. The number of GSM base stations in 2004 has increased by 2.2 times and reached 611.

The ARPU weighted average decreased by 12 %, but, nevertheless, by the end of the year it was considerably above the average, both in Russia, and in the region.

The income of the affiliated companies representing mobile business, have reached 3.7 billion rubles (growth by 80%). It made up 16.3% of the total revenue of the Company (for comparison: in 2003 it was about 12%), and the net income in accordance with the Russian accounting standards reached 1.2 billion rubles.

Thus, the adverse dynamics of expenditures and parameters of profitability of the parent company, caused by a number of objective factors, has been practically compensated by the performance results of the mobile segment of business.

The consolidated results of the Company characterize its dynamic development.

1.2.5. Data on the activity of the Board of Directors

The Board of Directors works according to the annual plan.

In 2004 the Board of Directors held 32 meetings and discussed 239 items. Quarterly, the Board of Directors receives the report of the Managing Board on the fulfillment of the resolutions of the Board of Directors and the General Meeting of stockholders.

The table below contains the list of the most important decisions taken by the Board of Directors in 2004:

Decision date	Protocol number	Agenda item
05.03.2004	*25*	*Approval of the Company's budget for 2004.*
05.03.2004	*25*	*On establishing committees of the Board of Directors of the Company.*
15.03.2004	*26*	*Approval of the decision on issuing securities of Sibirtelecom OJSC.*
15.03.2004	*26*	*Approval of the prospectus of the securities of Sibirtelecom OJSC.*
30.03.2004	*28*	*On the progress in the implementation of the Company's marketing strategy.*
27.04.2004	*31*	*On the model of affiliate business reorganization.*
28.05.2004	*37*	*On the approval of the conception of the budgeting system of Sibirtelecom OJSC.*
28.05.2004	*37*	*On developing and implementing the system of managing VIP-clients relations in Sibirtelecom OJSC.*
29.07.2004	*5*	*On the committees of the Board of Directors.*
29.07.2004	*5*	*On forming the Board of Sibirtelecom OJSC.*
06.09.2004	*8*	*On the approval of the Regulations on the Committees of the Board of Directors of Sibirtelecom OJSC.*
06.09.2004	*8*	*Determination of the main principals for building the Company's organizational structure.*
26.11.2004	*13*	*On the approval of the Regulations on the Corporate Secretary and staff of the Corporate Secretary of Sibirtelecom OJSC.*
26.11.2004	*13*	*On the Corporate Secretary of the Company.*
26.11.2004	*13*	*On establishing a representative office of Sibirtelecom OJSC in Moscow.*
21.12.2004	*15*	*On the progress in investor relations and development of the secondary market of shares of Sibirtelecom OJSC for 2004.*

A significant number of decisions taken by the Board of Directors are related to operations with interest and other items determining the directions of activity of the Company.

1.2.6. Information about the activities of the Board of Directors

29 July 2004, the Board of Directors of the Company made a decision to create four Committees under the Board of Directors: on personnel and compensations, corporate governance, strategic development and audit.

The work of each committee is regulated by Regulations on Committees on personnel and compensations, on corporate governance, on strategic development, on audit, approved by the Board of Directors on September 6, 2004.

The primary goals of the Committee on personnel and compensations are the development of personnel policy and system of appointment and remuneration of members of management bodies of the Company, including the development of selection criteria for candidates for Board members, criteria for their evaluation and preparation of recommendations on the Company's personnel policy.

The Committee on corporate governance is responsible for the development of recommendations on the implementation of the Code of corporate behavior in the Company, preparation of the conclusions related to convocation and holding of stockholder meetings, and corporate transformations in the Company.

The Committee on strategic development is responsible for the development of recommendations and proposals in the priority fields, dividend policy and adjustment of the existing strategy of the Company, on the implementation of the process of investment planning and monitoring. The Committee also performs a long-term evaluation of the efficiency of the Company.

The primary goal of the Committee on audit is to raise the efficiency and quality of work of the Board of Directors, ensure open communication with an independent auditor, the audit commission, structural divisions of book keeping, financial and economic units those carrying out the functions of internal control by preliminary consideration and preparation of recommendations concerning:

- risks related to the degree of information disclosure,
- financial reporting,
- external independent auditors, internal audit,
- internal control procedures.

In accordance with the requirements of the Federal Commission for the Securities Market (Federal Service for Financial Markets), committees on personnel and compensations in Russia are headed by independent directors.

In the accounting period there were 11 meetings of the committees of the Board of Directors of the Company, including 9 meetings in the form of joint presence.

The committees have considered 37 items, including:

- the audit results of Sibirtelecom OJSC reporting for 2003 in accordance with IFRS;
- a report on implementation of measures contained in the Program of investor relations and development of the secondary market of shares of Sibirtelecom OJSC for 2004;
- the transition of Sibirtelecom OJSC to full compliance with IFRS (IFRS № 1): tasks, time schedule, resources;
- the accounting policy of Sibirtelecom OJSC in accordance with the Russian standards for 2005 and the accounting policy in accordance with international standards for preparation of financial reports for 2004;
- proposals on the system of motivation and remuneration and the contract terms for the members of the Board of Directors of Sibirtelecom OJSC;
- on the Corporate Secretary of Sibirtelecom OJSC;
- on credible reporting of the current liquidity, risks related to loss of liquidity, etc.

II. MAIN CORPORATE EVENTS IN 2004

2.1. Brief information (by the months of the year)

January	*16 January – the Company fully discharged its payment obligations in relation to the coupon interest of the first coupon of bonds of the 03 series. The total amount of the coupon interest was 110 619 000 rubles. The amount of the coupon interest for one bond was 72.3 rubles. The obligation is discharged within the time frame specified ed in the Decision and Prospectus for bond issue.*
February	*9 February – top managers of the Company took part in the conference on financing the Russian telecommunications industry organized by Renaissance Capital in New York and the road show, 10-12 February, 2004 in London, Stockholm and Frankfurt.*
March	*5 March – the Board of Directors of the Company, in the purpose of improving its work adopted the decision to create Committees of the Board of Directors (on corporate governance, on the budget and investment planning, on personnel and compensations.)*
	5 March – the Board of Directors approves the budget of the Company for 2004.
	10 March – the Company was awarded the "Russian National Olympus" prize and a diploma in the category "Constructon. Transport. Communications" and the General Director – Anatoly Nikulin was awarded the order "For honor and valor".
	29 March – the international rating agency Fitch Ratings confirmed priority unsecured rating of the Company for obligations in foreign currency at B+, the rating forecast is Positive. Besides, the agency confirmed the short-term rating of the Company for obligations in foreign currency at B.
April	*2 April – representatives of the Company took part in the annual conference "Communications and investment" (Moscow).*
	13 April – the Federal Commission for Securities Market registered an issue of documentary inconvertible interest-bearing bearer bonds of the 04 series Sibirtelecom OJSC to the amount of 2 billion rubles distributed by public subscription.
	18-21 April – top managers of the Company took part in the Russian Economic Forum and the road show (London).
	27 April – the Board of Directors approves the investment priorities of Sibirtelecom OJSC for 2005.
May	*28 May – ordinary shares of Sibirtelecom OJSC are included in the calculation of the stock index Morgan Stanley Capital International Index.*
June	*18 June – the annual meeting of stockholders of Sibirtelecom OJSC was held , which approved the annual report and annual accounting by the results of 2003 financial year, elected the Board of Directors and Audit Commission of the Company, set the size of the dividends for 2003, approved the amendments and addenda to the Statute and internal documents of the Company and approved the auditor of the Company for 2004.*
	24-25 June – a meeting with representatives of the international rating agency Standard&Poor's as part of the procedure for updating the corporate governance rating of OJSC Sibirtelecom.
	25 June – top managers of the Company met in Irkutsk with representatives of the Wellington investment fund and analysts of Renaissance Capital.
	28-29 June – top managers of the Company met in Ulan-Ude with representatives of the investment community. The delegation included representatives of Renaissance Capital, Troika managing company, Business Partner – 21 century, Bank's of Moscow Managing Company, Reserve Invest, ROSNO, Quorum Fund, Arbat AM.

July	*16 July – payment of the coupon yield for the second coupon of documentary inconvertible interest-bearing bearer bonds of the 03 series Sibirtelecom OJSC. The total amount of the coupon interest was 110 619 000 rubles. The amount of the coupon interest for one bond was 72.3 rubles. The obligation is discharged within the time frame specified in the Decision and Prospectus for bond issue.*
	21 July – top managers of the Company met with representatives of investment funds and analysts. The delegation included representatives of Fidelity Investments, Prosperity Capital Management, Alfa Capital, Troika Dialog, ING Bank (Eurasia).
	29 July – creation of committees of the Board of Directors of the Company. *In order to improve its work, the Board of Directors of the Company made the decision to create committees of the Board of Directors on personnel and compensations, on corporate governance, on strategic development, on audit.*
	30 July – end of placement of bonds of Sibirtelecom OJSC, series 04, at the Moscow Interbank currency exchange. The issue was fully placed, with 12.5% interest rate for the first coupon.
August	*9 August – the international rating agency Standard&Poor's announced that the corporate governance rating of the Russian operator of the fixed-line communications Sibirtelecom OJSC was confirmed at PKY-5+.*
	17 August – top management of Sibirtelecom OJSC took part in the meeting of the Sibdalsvyaz Association.
	25 August – OJSC Sibirtelecom increased its share in the authorized capital of ChitaNet CJSC up to 100%.
September	*2 September – the Federal Service for Financial Markets registered the report on the results of the issue of documentary inconvertible interest-bearing bearer bonds of Sibirtelecom OJSC, 04 series, for the total amount of 2 billion rubles.*
	8 September – the Company submitted consolidated financial statements for 2003 (audited), prepared in accordance with international standards (IFRS).
	Representatives of the Company participated in the III Baikal Economic Forum (14-17 September, Irkutsk).
	21-24 September – representatives of the Company participated in the Siberian Forum on information technologies and telecommunications: SibSvyaz, SibComputer, SibInternet (Novosibirsk). *Sibirtelecom OJSC was awarded the Grand Prix of the Forum for the creation of a high-speed transportation digital network in Novosibirsk and Novosibirsk region.*
	27-29 September – top managers of the Company took part in the annual conference Brunswick UBS, and round table discussions on the telecommunications sector (Moscow).
November	*2-3 November – a meeting with representatives of the international rating agency Fitch Ratings as part of the procedure of updating (confirmation) of the credit rating of Sibirtelecom OJSC.*
	12 November – the Board of the Company decides to submit the item "On the placement of bonds of OJSC Sibirtelecom in the amount of up to 5 billion rubles" for consideration of the Board of Directors' meeting.
	15 November – top managers of the Company took part in the session "Competition, prospects and development strategies of regional telecom operators" of the V annual communications forum devoted to wireless communications systems (Moscow).

	20 November – the Board of Directors of the Company made the decision to implement the united automated system of settlements based on the software of the Amdocs company.
	23 November – the Company submitted consolidated interim financial statements for the first half of 2004 (unaudited), prepared in accordance with international standards (IFRS).
	26 November – the Board of Directors of the Company approved Regulations on the Corporate Secretary and the staff of the Corporate Secretary and appointed Yu. I. Shilin as Corporate Secretary.
	26 November – the Board of Directors decided to establish a representative office of Sibirtelecom OJSC in Moscow.
December	*14 December – at the second annual conference organized by IR Magazine (the largest British publication for professionals of the investment community) in collaboration with the non-commercial partnership Association of Experts in Investor Relations, Sibirtelecom OJSC was the winner in the category "Significant Progress in Investor Relations."*
	24 December – the Company's corporate governance rating was updated. *CMR of the Company - 4+ (CMR – 4.7 on the national scale).* *Ratings were updated for 6 interregional companies of Svyazinvest OJSC due to the situation with corporate governance in Uralsvyazinform OJSC, one of the companies of the Svyazinvest holding.*
	29 December – the Company signed a contract for listing services with RTS Stock Exchange OJSC. Common and preferred shares of the Company are included in the list of stock exchange "A" of the second level.
	31 December – the Company signed a contract for listing services with Micex Stock Exchange CJSC. Common and preferred shares of the Company are included in the list of stock exchange "A" of the first level

2.2. Social projects, sponsorship and charity programs

In the previous year, as the 60-th anniversary of the Victory Day was approaching, the Company was directing its efforts to speed up its response to requests of disabled individuals and war veterans for telephone installation.

As of 1 January 2004, the Company registered and included in the planning schedule **2,272** applications from war veterans.

Considering such changes in the waiting list as natural mortality, migration of the population, etc, the planning schedule was modified and had **1,829** applications.

The difficulty was that most of the applicants lived in locations far away from functioning communication structures and locations without the communications infrastructure. Nevertheless, our Company has coped with this difficult task in full, thus complying with Order 99 of 29 July, 2003 of the Russian Ministry of Communications.

It should be stressed that while responding to applications which were submitted before 1 January 2004, the Company has been promptly installing telephones in accordance with the current applications. As a result, in addition to the plan target, another 2,459 applications from war veterans were satisfied.

In 2005 the subscriber's departments of the regional branches continue to promptly respond to new applications from this category of the community members.

Overall, in 2004 in addition to war veterans and disabled persons concessionary communications services were provided to 40 more population categories (more than 1.5 m. people), in accordance with the current legislation.

Besides, Sibirtelecom OJSC each year, on the eve of Victory Day provides discounts to World War II veterans for long-distance calls and telegrams.

The Company carries out a lot of sponsorship and charity work allocating funds strictly for targeted projects. For these purposes in 2004 Sibirtelecom OJSC allocated 36.8 m. rubles.

The diploma received by Sibirtelecom OJSC at the IV Russian contest "Russian organization of high social effectiveness" conducted by the government of Russia, is evidence that the Company takes its social responsibilities seriously.

III. COMPANY'S POSITION IN THE INDUSTRY

The Company's licensed region is characterized not only by an extensive area, but also by a high concentration of demand. 70% of the Siberian population lives in cities and towns most of which lie along the Trans-Siberian Railroad.

The Company dominates the telecommunications market of the Siberian Federal District, above all the local fixed-line telephony and long-distance communication services.

In terms of number capacity which has already exceeded 4.2 m numbers, the Company ranks third among the interregional companies of the Svyazinvest holding.

As to mobile business development, the Company ranks third after *MTS* and Vimpelcom in the Siberian Federal District and sixth in Russia.

An average level of economic development of the Company's operating regions is significantly below Russia's average which is confirmed by the comprehensive forecast evaluation of the Ministry of Economic Development and Trade of the Russian Federation for 2004. According to this evaluation, none of the subjects of the SFD can be considered a region with a high level of economic development. Only two regions in the Company's coverage zone have an average level of economic development: the Tomsk region (24th place) and the Krasnoyarsk Krai (27th). The regions with a below average level of development include: the Omsk region (40th), the Novosibirsk region (41st) and the Kemerovo region (50th). Almost half (5 out of 11) of the regions where the Company operates belong to the group with a low development level. Among them are: the Irkutsk region (57th), the Altai Krai (60th), the Republic of Khakassia (62nd), the Republic of Altai (72nd), the Buryat Republic (78th). The Chita region (84th) is considered a region with a extremely low level of economic development. These data demonstrate very uneven development levels of the regions covered and, consequently, the paying capacity of the local population.

In terms of Gross Regional Product (GRP) per capita, the SFD ranks sixth, leaving behind only the Volga Federal District.

According to macroeconomic forecast of the Company's development, the total GRP of Siberia by 2006 will be about US$50 billion, and the growth of GRP in US dollars in relation to 2001 will be 65.2 %. Under optimistic forecasts, the GRP growth can be even more impressive – up to US$55 billion. Against this background, the share of the telecommunications sector in the total GRP of Siberia is also expected to grow evenly and by 2006 reach 2.3 %, which would be still below the Russian average (2.7 % by Kominfo Consulting estimates.) Thus, the volume of the telecommunication market of Siberia in 2006 is expected to be over US$1 billion, or about 40 billion rubles in the ruble equivalent (the total volume of the Siberian telecommunication market in 2002 was about 21 billion rubles). The growth of the total market volume is expected to reach 170 -180 percent by 2006.

3.1. Local communications market

The Company holds the strongest position in the sector of telecommunication for individuals; by the end of 2004 its share of the market was 77.8%. This market as a whole is not attractive for competitors because of low regulated tariffs. The main market advantages of these operators are high quality, a wide range of services and lack of welfare burden.

3.2. Long-distance communications market

Presently, the Company is the leader of the long-distance telecommunication market. The aggregate share of the Company in the SFD is 82.5%. The most favorable situation for the Company is in the following branches: Elektrosvyaz, Kemerovo region, Tomsktelecom, Chitatelecom. The downward trend of the aggregate market share is due to growing activity of the operators of IP-telephony and more aggressive expansion of cellular operators into the long-distance telecommunication market.

According to the long-range plan for 2005 the long-distance market is expected to grow at the level of 113%, in 2006 – 114%, with the Company's share in this market amounting to 74% in 2006.

3.3. The market of Internet access services

In 2004 the share of the Company in the market of Internet access services is estimated at 36%. The income from this service grew by 148% compared to 2003 and amounted to 674 m. rubles in absolute terms.

Despite the fact that the Company's revenue from Internet access services is growing fast, the Company's market share is decreasing which demonstrates a high level of competition.

According to an expert estimate, the share of general public in the Internet market is 55 % of the total volume of the market, which, in money terms, is 1 billion rubles, while the share of organizations is 45 % of the total volume of the market or 850 m. rubles, that will require the Company to develop more active expansion in this market.

In 2005 and 2006 the average annual growth of the Internet access services market is expected at 138%. According to this scenario, the Company's share in 2006 will be 38%.

3.4. Mobile telecommunication market

The mobile telecommunication market is the most dynamic and fast-growing of all telecommunication markets. The average level of service penetration in the SFD has reached 18.1%.

In the mobile telecommunication market the share of organizations is 31.2% of the total market, in money terms it is over 7 billion rubles for 2004, the remaining 69% of the market is the share of the general public.

In 2005 and 2006 the mobile telecommunication market is expected to grow by 141.5% and 139.0% respectively. According to this scenario, the Company's share in 2006 will be 23%.

The Company, while remaining the largest operator of the Siberian region, with its technological and intellectual resources, can provide the widest range of telecommunication services, including mobile communications in the serviced territory, and is able to ensure the best access and ease of use of the services for the consumers together with competitive tariffs.

According to expert forecasts, by 2006 the Company will keep its market share at the level of 50% or above. The planned target share for the local communications market is 80%, for the long-distance communications market - 80%, for the mobile communications market - 25% and for the Internet market - 45%.

IV. COMPANY'S BUSINESS PRIORITIES

4.1. Main directions

According to the development strategy, the first Company's priority area is creation of a constantly developing infrastructure of data transfer network. The Company builds (modernizes/expands) new fragments of the infrastructure of the data transfer network based on the requirement of providing multiple services. A modern data transfer network will be functionally universal: it will carry mixed-type traffic (voice/video/data) with set parameters of quality and confidentiality level. Such network infrastructure serves as the basis for providing the Internet access services and the services of building virtual private networks (VPN) for corporate clients.

In order to provide data transfer services, the Company, in addition to building trunk multi-service networks, is actively developing a broadband access network. The priorities in the development of broadband infrastructure are xDSL (ADSL and G.SHDSL) technologies. Available resources of copper lines allow fast deployment of numerous access networks without building line-cable structures.

Second, it is the coverage of the widest possible circle of users by the data transfer network infrastructure. This is why the Company pays a lot of attention to dial-up access to data transfer networks, including the Internet. The dial-up services are provided with the help of modern multi-protocol equipment which allows connecting to PSTN via digital joints.

Third, it is the creation of a united multi-service network of the Company, based on the MPLS technology which would allow achieving the two groups of high-priority goals:

- providing corporate clients of the Siberian region with the possibility of multi-profile data transfer with high quality and various forms of service. The Siberian market will receive high-speed Internet access based on broadband technologies. In the future this network will be able to carry all communication loads (voice, data, video) and, thanks to intellectual solutions, become a real new generation network (NGN);
- building corporate information networks of the Company on the basis of the multi-service network. Operational efficiency of this network will directly determine the success of implementing ERP and CRM systems, centralized network management, billing and the client service system.

Fourth, it is digitization of primary networks by building new digital transmission lines with the help of SDH technologies.

Digitization of the primary network is carried out on all its levels on a comprehensive basis taking into consideration its technical and economic feasibility.

In hard-to-reach areas without cable infrastructure the alternative way to introduce telephony services is further development of wireless access. Radio access systems of the DECT standard have an indisputable advantage – speed of deployment and the possibility of stage-by-stage capacity building.

Satellite technologies are used for interoffice network expansion.

Initiation into service satellite ground stations will allow organizing communication in remote locations where it is difficult to build junction lines with the help of fiber-optic links and cable circuits.

4.2. Tariff policy of the Company

In 2004 the Company's tariff policy aimed at justification of calculation, adoption, optimization and unification of regulated and non-regulated tariffs within the Company, as well as calculations of the production cost for the whole range of services provided by the Company.

The Tariff Committee established by the order of the General Director, ensures coordination of tariffs, making decisions on discounts regarding conflict issues in the field of tariff policy, etc.

In 2004 the Tariff Committee held 23 meetings and considered 55 items related to tariffs for various kinds of communication.

On the proposal of the Tariff Committee with the purpose of making the tariffs for the local telephony economically sound, the Federal Tariff Service (FTS) made a decision to raise the average Company tariffs from 1 November, 2004 – for the general public by 29.5% and for organizations – by 24.1%. The adoption of new tariffs for local telephony led to the adoption of a unified approach to the cost-formation of a minute of local call under time-based billing.

In 2004 the Company approved the limits on tariffs for long-distance calls which allowed more flexibility in tariff policy, and particularly, allowed to introduce evening discounts in the regions and modify the night-time tariffs.

For the unification of services regarding the connection of operators to public communications networks, the Company introduced uniform tariffs for services provided to the licensed telecom operators as of May 1, 2004.

In 2004 the Company unified and introduced uniform tariffs for the services provided on the uniform payphone cards. This step is in full accordance with the conception of a uniform approach to tariff setting in the whole service area of the Company. It also allows making a one-price proposal to the consumer for the inter-city and international roaming on the territory of the SFD.

During the year, the Company made calculations of the production cost for the main services provided at non-regulated tariffs. This will allow further unification of the regional branches' price-lists.

4.3. Cellular communications

Throughout 2004 the Company actively worked on the development of the conception of cellular communications. The final corrections, amendments and approval of the conception are scheduled for 2005, but its fundamental goals are already defined. The priority field of development for the Company is GSM business – the fastest growing segment of the market. Maintaining the leading position in the cellular market of the Buryat Republic, the Republic of Khakassia, Irkutsk region and Krasnoyarsk Krai and further expansion of the territory of presence – are the main strategic tasks of the Company.

For this purpose in 2004 a GSM subnet was put into commercial operation in the Kemerovo region (the town of Kemerovo). It was deployed by the STeK GSM CJSC, a 100% subsidiary of the Company. There is a plan to launch into commercial operation the second-important subnet in Novokuznetsk in the first half of 2005. Further development in smaller towns (Leninsk-Kuznetsky, Belovo, Prokopyevsk and others) will be continued after the Company receives the supply of equipment at the end of 2005, under the contract signed with Alcatel.

At the end of 2004 the valuation process of assets of Altaisvyaz OJSC was completed. In 2005, after all necessary negotiations, a contract was signed for purchasing of 59.7% of the company's share. The buyer was the Enisseytelecom – a subsidiary of the Company. The plans for the development of Altaisvyaz OJSC provide for further expansion of the network capacity on the territory of the Altai Krai and the Republic of Gorny Altai, the promotion of a new brand and implementation of new services.

In 2005, in accordance with the concept of development of the Company's cellular business, it is planned to complete the next stage of the formation of a three-zone model of the cellular business organization on the territory of SFD ("West", "Center", "East"), to implement convergent services based on the intellectual platform and to create a uniform billing system for each of the zonal operators.

As part of the three-zone model formation, it is planned to transfer the Ulan-Ude cellular network from the Electrosvyaz Society of the Buryat Republic to Baikalwestcom CJSC.

The Company's flexible policy in the managing of its cellular business becomes apparent in delegating authority for a number of operative decisions directly to subsidiary managers. The Company will continue to follow the management principles by which strategic decisions remain the authority of the managing company and tactical tasks will be left to the company itself.

For 2004 the Company's subscription base grew by 2.1 times and reached about 1 million subscribers. In 2005 it is expected to continue growing by over 60%. The following table demonstrates the dynamics of customer subscription in 2003–2004 and the forecast for 2005:

Table 3

Cell companies and joint ventures		**Number of subscribers**		**Forecast**
		2003	2004	2005
Eniseytelecom CJSC	GSM 900/1800	239,487	509,811	651,554
	NMT 450	3,835	2,210	0
Baikalwestcom CJSC	GSM 900/1800	177,944	346,786	598,867
	NMT 450	4,969	3,419	0
STeK GSM CJSC	GSM 900	3,991	13,691	100,000
Khakassky regional branch	NMT 450	1,100	643	300
Joint venture Ulan-Ude Cellular Network	GSM 900/1800	48,755	96,239	200,000
Tomsktelecom regional branch	NMT 450	8,121	8,147	7,000
Sayantelecom CJSC	GSM 900	6,310	20,868	35,366
Altaisvyaz OJSC	GSM 1800			70,000
NMT		18,025	14,419	7,300
GSM		476,487	987,395	1,655,787
Total:		494,512	1,001,814	1,663,087

In the previous year the Company was consistently working on raising the revenue from non-voice services, as growing competition in the cellular communications market inevitably leads to lowering service fees for voice traffic.

In 2004, in order to compensate for a gradual decrease of the voice ARPU and strengthen competitiveness, the Company deployed GPRS networks in subsidiary companies. In the regional branch of Electrosvyaz of the Buryat Republic the GPRS network is expected to be deployed in 2005. In this way the Company will be able to provide its subscribers with data transfer services. In 2005 the range of services using the GPRS technology will be considerably expanded.

4.4. Setting up call service centers

Under the conditions of growing competition between telecommunication companies and in the fast growing market of information services, one of the Company's priorities is establishment of call service centers which would allow to make the Company more client-oriented, to create a uniform corporate style of service in the Company's service area, to raise client loyalty and increase profitability.

Call service centers will allow the Company to develop comprehensive subscriber services during one call and in the framework of one contract for the whole range of services; to create a system of providing paid information services and outsourcing services in accordance with the Company's marketing strategy. The establishment of call service centers will also ensure prompt introduction of new services, will help the Company to function efficiently and reduce the costs for support of information resources.

The program developed will allow, already in 2005, to create call service centers in five regional branches: Novosibirsk, Kemerovo, Irkutsk, Krasnoyarsk and Omsk.

4.5. Participation in state target programs

The Company actively works on the implementation of the "Electronic Russia" program. At the beginning of 2005 the total number of organizations connected to the Internet through the Company was over 38 thousand, 7 thousand of which are state-financed organizations and government bodies of the Subjects of the Russian Federation and local Administrations.

The Company takes care of the technical problems during elections to the state bodies and annual events of "Direct Line" with Russia's President and does it with great responsibility and at a high quality level. For this work the Company was repeatedly thanked.

The "Education" project is being consistently implemented. Schools and specialized secondary educational institutions are being connected to the Internet as part of the implementation of the regional target programs.

Over the last and a half years the Company has been successfully developing the "Telemedicine" project (Irkutsk, Kemerovo), which allows the medical institutions of the region and large regional medical centers to exchange information, hold consultations, councils and perform complicated operations on a real-time basis.

The Company is also actively developing projects for providing information communication services to large corporate clients, such as Sberbank, Pension Fund RF, tax bodies of the SFD, which obviously demonstrates the high valuation of the quality of our services by these organizations.

V. PROSPECTS FOR THE COMPANY'S DEVELOPMENT

Long-range plans of the Company's development are based on actual estimates and forecast of the socio-economic development of the SFD territories, taking into account customers' segmentation.

5.1 Company's marketing goals

The Company's marketing policy developed on the basis of forecasts formulates as its long-term goals maintaining leading positions in the markets of fixed-line local and long-distance telephony, winning dominant positions in the markets of Internet services and data transfer, ensuring a reliable presence and its gradual expansion in the cellular communications market in all regions of the Company's service area.

In order to realize these goals the Company is working on the following tasks:

- retaining at least 85% of the market of local fixed-line telephony by further increasing the number capacity of telephone networks. Raising the quality of service provided to the customers by gradual expansion of network digitization. Using wireless technologies (mainly DECT) to satisfy the demand for voice telephony;
- raising the profitability of traditional telephony services by expanding the range of services provided, including additional services, intellectual network services, information services;
- retaining at least 70% of the long-distance market by ensuring the competitiveness of tariffs, adding more flexibility and improving the work of sales departments with corporate clients, by reasonable implementation of IP-telephony and active promotion of long-distance communications services to the general public;
- winning and retaining at least 35 % of the market of data transfer and Internet access by developing the infrastructure of access networks, using interconnected transportation trunk networks of the Company, wide using of fixed-line access technologies (ADSL, SHDSL, ISDN) and wireless user access (Radio-Ethernet);
- winning and retaining at least 20% of the cellular communications market by further developing cellular business in the regional branches currently working in this market, as well as subsidiary business; this can be achieved due to the future transition to the third-generation standards of mobile communications, which, to some extent, will improve the Company's chances in this market.

5.2. Local communications

Under the conditions of growing competition and saturation of the local communications market, slowing down the revenue growth, the Company's well thought-out marketing policy and a number of specific measures made it possible for the Company in 2004:

- to increase the subscriptions base by 203 thousand numbers (primarily in towns – clusters of potential demand);
- to reduce access tariffs by up to 20%, although the reduction will be differentiated;
- to significantly increase subscription fees, as with the current tariffs there is still the presence of cross-subsidies which is not acceptable in a liberalizing market;
- to develop flexible tariff plans.

All this allowed Sibirtelecom OJSC to increase the revenue from local communications by 1.5 billion rubles.

5.3. Long-distance/international communications

The revenue from long-distance communications in 2004 grew significantly slower than in the other types of business.

Thus, while in 2003 the share of this service in the Company's income was 45%, it fell to 37% in 2004. This is due to the fact that the tariffs for long-distance communications announced by MTS, the largest mobile operator, in September became significantly lower that the Company's tariffs and that more activity of IP-providers led to a sharp decrease of traffic growth.

In response to the negative processes the Company proposed a number of actions based on a balanced tariff policy:

- lowering of tariffs for long-distance calls by 2%. In large cities, where the penetration level of mobile communications is higher, the reduction will be more significant;
- approval in 2004 of the limiting long-distance tariffs, allowing the introduction of evening discounts and modifying the night-time discounts. The Company plans to continue using this tactics;
- revision of tariff plans in this area, as the Company did with local communications tariff plans.

The practice showed that solving the cross-subsidy problem requires a system approach. Therefore, as soon as in 2005, emphasis in tariff formation will be shifted from heavy installation charges to the reasonable user charges for current consumption (local and long-distance calls). At the same time, APRU of cellular operators will be constantly monitored.

These measures will allow the Company to receive real revenue growth from the long-distance communications in the estimated amount of 530 m. rubles.

5.4. New services

The current and near-term business plans of the Company provide for the faster development of Internet services.

Despite competition from mobile companies, as well as TransTelecom, GoldenTelecom, RTComm, Ekvant and many other operators, the target presence share of Sibirtelecom OJSC in the Internet services market is expected to grow from 36% in 2004 to 45% by the end of 2005.

For the Company, building success in this field required:

- shaping consumer demand;
- achieving a higher level of productivity and quality of service;
- creation of a more convenient sales and service system for the client;
- promoting the Company's brand by all regional branches.

The income of 675 m. rubles received from these services in 2004 confirms the correct choice of strategy.

5.5. Company's investment priorities for 2005

Taking into account the realities of the market environment and results of its financial and economic activity in 2004, the Company formulated its investment priorities for the next three years.

The following goals are identified for 2005:

- to speed up the growth of fixed-line communications subscriber base by increasing the share of capacity targeted for growth. To concentrate main efforts in 15 cities with high potential demand (Barnaul, Biysk, Omsk, Tomsk, Novosibirsk, Kemerovo, Novokuznetsk, Prokopyevsk, Leninsk-Kuznetsk, Belovo, Krasnoyarsk, Irkutsk, Bratsk, Angarsk, Ulan-Ude);
- to expand the broadband access network in each of the regional branches; to increase the overall installed capacity broadband lines by 3.3 times by the end of the year;
- to significantly increase the number of lines for dial-up Internet access;
- to complete the construction of the second stage of the multi-service network connecting 7 regional branches of the Company.

Realization of the above plans will require investment of 6.1 billion rubles (107 % growth compared to the previous year).

This is a great financial load for the Company; however, the necessity of such forced development is caused by an aggressive investment policy of alternative operators who make utmost effort to secure the market.

Delay in this case means the loss of future income.*

---

* *According to analysts, the investments of Vimpelcom amounted approximately US$1.2 billion, MTS – US$0.8 billion and the investments of the Svyazinvest holding were about 1.6 billion which is 20% less than the investments of the two mobile communications operators.*

This is why the key feature of the investment plan for 2005 is a clear aim to significantly increase the number of projects with effective financial return. Such projects account for 76% of all investments. Half of these projects have the pay-back period of less than 5 years.

Approximately 3 billion rubles will be allocated to the development and further digitalization of the fixed-line network. One billion rubles will be invested in long-distance communications.

Overall, the development of new services would require about 10% of planned investments (in the previous years this figure has not exceeded 4%).

5.6. Main investment projects

Realization of the Company's investment plan will allow:

- increasing installed capacity by 240 thousand numbers, bringing the total to 4.4 m. numbers by the end of the year;
- assigning the capacity of 145 thousand numbers for replacement. The replacement will be selective, taking into account real effective demand both for the access to telephone network and for the services provided by the digital equipment;
- increasing the share of installed capacity of electronic stations up to 60% of the total installed capacity;
- continuing of payphones modernization under the program "Uniform payphone card". By the end of 2004, the Company will operate 16,271 payphones, including 9,872 payphones on the card-based payment system;
- further construction of intra-zone fiber-optic communication lines and digital RRLs. The purpose is digitalization of primary networks, and the connection of new digital telephone exchanges to digital streams. It is planned to put into operation 2,722 km of intra-zone transmission lines;
- expansion of the broadband network of the Company based on the ATM and DSL technologies. The network will function for the large and largest clients of the Company, and will also service the requirements of its own information systems. In 2004 the project covered 4 regions of the SFD. In 2005 it is planned to complete the project for all Subjects in the Company's service area.

For 2005 we plan a large-scale introduction of broadband and narrowband access (it is planned to put into operation 24 thousand DSL ports, 16 thousand ports of the cable television network, 254 E1 streams for dial-up access and 118 E1 streams for IP-telephony.)

These projects will allow the clients to receive a complete set of telecommunication services in accordance with international quality standards, and the Company, being an integrated company, will receive qualitatively strong competitive advantages in the market of communications and information technologies.

VI. RESULTS OF COMPANY'S DEVELOPMENT IN PRIORITY DIRECTIONS

In 2004 the Company continued to build up the pace of technological modernization of telecommunication equipment, the development of new services, providing the clients with uninterrupted and high-quality communication services. The construction of communication objects was carried out in accordance with the plans of capital construction approved by the Board of Directors.

Thus, in 2004 the investments have grown by 15 % and amounted to 5.6 billion rubles, while the ratio of investment financing sources has considerably changed in favor of Company's own funds.

In 2004 the total installed capacity of the fixed-line telecommunication networks of the Company increased from 3,969 to 4,192 thousand numbers (in comparison with 2003), including the urban telephone network (from 3,217 to 3,412 thousand numbers) and the cellular network (from 752 to 780 thousand numbers).

The used capacity of telecommunication networks of the Company has amounted to 3,869 thousand numbers, including the urban telephone system – 3,177 thousand numbers, the rural telephone system - 692 thousand numbers.

The utilization ratio of the installed capacity in urban telephone networks has reached 93.1 %, and in rural telephone networks – 88.7 %.

Overall, in 2004 the share of installed capacity of digital exchanges in the local telephone system, in comparison with 2003, has increased from 48.7 % up to 56.3 %.

The share of the installed capacity of electronic exchanges in urban telephone networks for the accounting period was 63.7 % (56.7 % in 2003) thanks to putting into operation cross-connect digital equipment of the S-12, EWSD, SI-2000 and AXE-10 types.

The company's telephone networks are completely equipped with ANI.

The implementation of the Uniform Payphone Card program in 2004 resulted in full modernization of payphones (9,872), which is 60% of the total number of payphones in the Company's network.

The implementation of the investment plan for 2004 has allowed the Company to accomplish the most significant projects related to the development of new technologies, including:

Multi-service networks

The realization of the first stage of the project to build the network of the Company covers five regional subsidiaries of the Company: Aitaitelecom, Electrosvyaz of the Novosibirsk region, Electrosvyaz of the Kemerovo region,

Tomsktelecom, Electrosvyaz of the Omsk region. This enables the Company to work on solving the fundamental task – to connect data transfer networks used for the provision of public services into a single network at the Company level.

Cable television

Cable television systems are actively built in Prokopyevsk of the Kemerovo region and Irkutsk; an interactive cable television system – in Novosibirsk.

This is a promising direction confirmed by the fact that in Irkutsk only the installed capacity of the cable television system as of January1, 2005 was 28,890 connection points, and activated capacity – 8,500 subscribers.

IP telephony networks

They are being developed in the Company's regional branches in the Buryat Republic, Kemerovo, Omsk and Irkutsk regions.

Implementation of abovementioned projects will make it possible to consistently expand the network infrastructure of the existing multi-service network. For the past year the installed capacity of xDSL subscriber ports grew by 6,913 ports, and lines for dial-up access V34 and V92 – by 2,897.

6.1. Investment policy

The main indicators of the Company's investment policy are listed in Table 4.

Table 4

# of indicator	Name of indicator	Unit	2003	2004	2004/2003 (%)
1.	Investments in capital assets - total, including:	million rubles	4,888.5	5,613.7	115
	industry structure:				
1.a	- traditional telephony	million	3,233.3	3,536.6	109
	- long-distance and international telephony	rubles			
	- new services and technologies		56.6	656.7	in 12 times
	- other		268.9	290.4	108
			1,329.7	1,130.0	85
	reproduction structure:	million			
	- new construction	rubles			
	- expansion		2,157.5	1,908.6	89
1.6	- reconstruction		852.0	1,235.0	145
	- technological re-equipment (modernization)		1,243.7	1,459.5	117
			635.3	1,010.6	159
2.	Company's own funds allocated to financing of investments in capital assets	million rubles	1,350	3,242	204
3.	Attracted funds allocated to financing of investments in capital assets	million rubles	3,538	2,372	81
4.	Key assets put into operation	million rubles	4,366.7	6,020.4	138

# of indicator	Name of indicator	Unit	2003	2004	2004/2003 (%)
5.	Production capacities put into operation (according to the annual reports, forms C-1, C-2)	physical units			
	- Urban and rural automatic exchanges	Thousands of numbers	370	487	132
	- Mobile (cellular) communications		10	70	in 7 times
	- Intercity cable communication lines (fiber-optic)	Km	1,615	3,042	188

6.2. Main indicators of network development

Table 5

#	**Indicators**	**Unit**	**2003**	**2004**	**Rate of indicator change 2004/2003 (%)**
1	2	3	4	5	6
1.	Extension growth of - intercity (intra-zone) telephone channels, total,	thousand channels/km	2,133.1	29,547.3	Due to changes in calculation methodology for the length of interurban intra-zone channels, including those formed by digital systems, calculating the rate of change is not worthwhile
	Including those formed by digital transmission systems	thousand channels/km	2,430.1	29,889.3	Due to changes in calculation methodology for the length of interurban intra-zone channels, including those formed by digital systems, calculating the rate of change is not worthwhile
2.	Increase in the number of main telephone sets – total, including	thousands	194.8	244.5	125.5%
	- urban telephone network;	thousands	171.3	211.8	123.6%
	- cellular network	thousands	23.5	32.7	139.1%
3.	Increase in the number of outbound automatic channels of automatic long-distance station, including intra-zone communications	channels	3,409	3,969	116.4 %

6.3. Main efficiency indicators

Table 6

#	Name of indicator	Unit	2003	2004	Rate of indicator change (%)
1.	Revenue per line	rubles	4,415.2	5,024.5	113.8
2.	Income per line	rubles	674.7	319.5	47.4
3.	Revenue per worker	rubles	313,069	400,856	128.0
4.	Income per worker	rubles	47,841	25,493	53.3
5.	Number of lines per worker	Quantity	70.91	79.78	112.5

6.4. Information on the size of the Company's net assets

Table 7

	As of January 1, 2005
1. The amount of net assets (thousand rubles)	10,638,931
2. Authorized capital (thousand rubles)	2,387,973
3. Capital reserve (thousand rubles)	119,399
4. Ratio of net assets to the authorized capital (line 1/line 2) (%)	445.52 %
5. Ratio of net assets to the sum of the authorized capital and reserves (line1/ (line 2+ line3)) (%)	424.31 %

For the accounting period the net assets grew by 386,964,634 rubles or by 3.77 %.

VII. THE MAIN ASPECTS OF INCOME ALLOCATION

7.1. Report on the main aspects of 2003 income allocation

Table 8

No.	Parameter	Measurement Unit	Allocation of income of 2003	
			Approved by the General Shareholders' Meeting on 18.06.2004	Allocated
1.	Net income of 2003	Thousand rubles	1,528,863	1,528,863
	2. Main aspects of income distribution:			
2.1.	Covering past periods' losses	Thousand rubles		
2.2.	Building up reserve % of the income	Thousand rubles %		
2.3.	Forming a special purpose fund for the shareholders-employees (if its formation is stipulated by the Company's Charter), % of the retained income	Thousand rubles %		

2.4.	Dividends payment, % of the income	Thousand rubles %	253,209 16.6	253,209 16.6
2.5	Equity increment in the part of the reported period's retained earnings % of the income	Thousand rubles %	1,275,654 83.4	1,275,654 83.4

7.2. The main planned aspects of 2004 income allocation

Table 9

No.	Parameter	Measurement Unit	TOTAL AMOUNT
1.	Net profit for the accounting year	Thousand rubles	641,012
2.	Main aspects of accounting year income allocation:		
2.1.	Covering past periods' losses	Thousand rubles	
2.2.	Building up reserve % of the profit	Thousand rubles %	
2.3.	Forming a special purpose fund for the shareholders-employees (if its formation is stipulated by the Company's Charter). % from the profit	Thousand rubles %	
2.4.	Dividends payment % from the profit	Thousand rubles %	217,559 33.9
2.5.	Equity increment in the part of the reported period's retained earnings % from the profit	Thousand rubles %	423,453 66.1

VIII. REPORT ON THE PAYMENT OF DECLARED DIVIDENDS FOR THE COMPANY'S SHARES

On June 18, 2004, the Company's Annual Shareholders' Meeting passed the following resolution on the payment of annual dividends by the results of 2003:

1. To pay dividends for 2003:
for preferred shares – 0.03841305 rubles per share;
for common shares – 0.00858138 rubles per share.

2. To pay out dividends in the monetary form starting from July 15 to December 15, 2004.

The payments are to be distributed:

- To legal entities – by transferring funds to respective bank accounts;

- To individuals – through the cashier's offices of the Company's regional branches and of their structural subdivisions.

The actual date of the beginning of dividends' payment is the 15th of July 2004.

Dynamics of the declared (accrued) dividends for the Company's shares (as per a share)

Table 10

Type of a security	2002		2003		2004 *	
	Amount (rubles)	% of the par value	Amount (rubles)	% of the par value	Amount (rubles)	% of the par value
Common shares	0.0066	4.4	0.00858	5.7	0.01287	8.58
Preferred shares	0.0119	7.9	0.03841	25.6	0.01611	10.7

Table comments: *The amount of dividends is indicated, offered by the Company's Board of Directors to be approved at the Annual Shareholders' Meeting.

The Company's General Directorate distributed dividends accrued for 2003 to the shareholders-legal entities and nominal holders – in cashless form, whereas individuals received dividends through the cashier's offices of the Company's regional branches and of their structural subdivisions.

Information about the dividends for 2003 paid as of 01.04.05 is shown on the following table.

Table 11

	The amount of dividends accrued for 2003	The amount of dividends paid as of 01.04.05, rubles	Outstanding amount, as of 01.04.05, rubles	The share of dividends paid as of 01.04.05, %
Dividends due to shareholders-legal entities for 2003	203,838,078	178,409,071	25,429,007	87.52
Dividends due to shareholders-individuals 2003	49,370,646	43,913,706	5,456,940	88.95
Total	253,208,724	222,322,777	30,885,947	87.80

Information about the dividends paid as of 01.04.05, accrued for 2002:

Table 12

	Amount of dividends accrued for 2002	Amount of dividends paid as of 01.04.05, rubles	Outstanding amount, as of 01.04.05, rubles	The share of dividends paid, as of 01.04.05
Dividends due to shareholders-individuals for 2002	22,099,069	20,323,535	1,775,534	91.97
Dividends due to shareholders-legal entities for 2002	103,700,911	103,209,633	491,278	99.53

Analysis of the information shown in the Table suggests that the Company's financial situation allows it to pay out the dividends in full, and the fact of their occasional non-payment has a subjective character, depending on the shareholders.

Legal entities:

- The absence of banking details in the Shareholders' register;
- Untimely notification of the register-holder of changes in the legal person's banking details;
- Liquidation of a legal entity.

Individuals:

- Shareholders not making an appearance at the cashier's office;
- Absence of banking details for money transfer;
- Change of residence.

IX. INFORMATION ABOUT THE MOST SUBSTANTIAL TRANSACTIONS EFFECTED BY THE COMPANY

The information on large transactions, non-arm's-length transactions, as well as transactions that required approval of the Board of Directors, in accordance with the Company's Charter, for the period from 01.01.2004 to 31.12.2004 is shown in Appendix 1.

X. MAIN RISK FACTORS

10.1. Market competition and the Company's market position

Local telephone communications market

The Company occupies the most stable position in the sector of telephone communications provided for individuals. In general, this market is not attractive for the competitors due to the low regulated tariffs. In the local commercial communication services segment, competition from alternative operators is more serious. The main market strengths of the competitive operators are: high quality service, a wide scope of the services offered and the absence of social liabilities on their budgets.

All the alternative operators may be divided into two large groups – those providing services for specific industries and commercial providers. Industrial operators provide their communication services for the industry needs and partly for commercial sale. These companies often provide local communication services in several towns of one region. The most significant players are:

- In the Kemerovo region – Kuzbassenergosvyaz CJSC, Signalling and Communications Division of the West-Siberian Railway, Kuzbasssvyazugol CJSC, PTS Svyazugol OJSC;
- In the Krasnoyarsk territory – Norilsktelecom OJSC (an affiliate of Norilsknickel OJSC, holds a monopoly position in Norilsk), the Mining and Chemical Factory (holds a monopoly position in Zhelesnogorsk), the Krasnoyarsk railway;
- In the Tomsk region – The Assembly and Installation Department (Strezhevoy), Siberian Chemical Factory (Seversk), Transport and Oil Production Facilities' Communications OJSC.

The second category of significant competitors includes commercial organizations, representing local communications in one of the cities of the Siberian Federal District:

- In the Kemerovo region – Rikt (Mezhdurechensk), Yurgatelecom, (Yurga), Svyaz (Prokopyevsk), Technologicheskaya Svyaz (Leninsk-Kuznetsky);
- In the Krasnoyarsk territory – SibChallengeTelecom (Krasnoyarsk);
- In the Irkutsk region – Sibtelecom (Irkutsk), Irkutsk Telephone unitary municipal communications company, ATS-32 (Irkutsk), Svyaz OJSC, (Ust-Ilimsk), ATS-41 CJSC (Bratsk).

The Company's regional branches, depending on the market share the branch occupies in the region, may be classified into three categories:

- **Those holding a monopoly position** – the Novosibirsk region (98%), the Altay territory (98-99%), the Buryat Republic (100%), the Mountainous Altay Republic (100%), the Omsk region (97%);
- **Those with a low level of competition** – this group include the Chita region (90.8%) and the Khakas Republic (84.3%);
- **Those facing significant amount of competition** – the Tomsk region (84.3%), the Kemerovo region (79.2%), the Irkutsk region (73.7%), and the Krasnoyarsk territory (68.1%).

Inter-city and international telephone communications

Currently, the Company is known as a leader on the telecommunications market, with the Company's market share in the Siberian Federal District being 82.5%. The following company branches hold the most favorable market position

– Electrosvyaz of the Kemerovo region, Tomsktelecom, and Gorno-Altaytelecom. The following regional branches control a smaller market share: Altaytelecom, Chitatelecom and Electrosvyaz of the Novosibirsk region (less than the Company's average share in the Siberian Federal District). The trend for reducing the Company's total market share may be explained by the increasing activity of the IP-telephony operators, as well as by the aggressive policies of the cellular communication operators.

The Company's share of the long-distance telecommunications market in the individuals' segment is 80-90%, with the exception of the Chita region – 57.2%. In the legal entities' segment, competitors occupy a more significant market share, which is due to the independent flexible tariff policies of alternative operators and active use of direct sales in signing contracts with enterprises.

However, the Company occupies the entire telecommunication market for the legal entities of the Chita region and for the individuals' market – the same situation is observed in the Khakas Republic.

Internet access services market

Virtually in every region of the SFD, about a dozen competitive companies are functioning, providing Internet access services. The most significant companies are: Ekvant CJSC, Translelecom CJSC, and Golden Telecom holding, present in more than a half of the district's regions. In addition, local operators, acting in one of the SFD regions, are serious competitors: Rinet OJSC, Novosibirsk, the Kuzbass subsidiary of the KTS CJSC (the Polenet trademark), the Kemerovo region, E-Light Telecom CJSC, Kemerovo, and SibChallengeTelecom LLC., Krasnoyarsk.

The regional branch of Electrosvyaz of the Novosibirsk region is a recognized leader for the revenues among the regional branches (113 million rubles). The position of the Company's regional branches varies from the market leader to the regional market outsiders. Classification of the regional branches into three groups will be most representative:

- **Leaders of the regional markets** - Altaytelecom (45.1%), Gornoaltaytelecom (49.7%), Electrosvyaz of the Omsk region (60.6%), and Electrosvyaz of the Tomsk region (72%);
- **Regional branches holding significant position** – Electrosvyaz of the Novosibirsk region (29.8%), Electrosvyaz of the Irkutsk region (34.9%), Electrosvyaz of the Kemerovo region (35.6%), Electrosvyaz of the Krasnoyarsk territory (21.0%), and the Khakas subsidiary (29.2%);
- **Regional branches with a low market share** - Electrosvyaz of the Buryat Republic (3.7%), and Chitatelecom (3.2%) (The weak position of the abovementioned regional branches can be explained by the fact that this service was not provided by them before 2003).

Cellular communications market

In the segment of the cellular communications services, the Company faces ever increasing competition of the three national operators: MTS, Vympelcom, and Megaphon. As estimated before, the years 2003-2004 became the period of mass expansion of the Big Three operators (MTS, Vympelcom, and Megaphon). By the end of 2003, MTS deployed its network in the seven regions of the SFD (Omsk, Novosibirsk, Tomsk, Krasnoyarsk, the Mountainous Altay Republic, and the Khakas Republic). Megaphone came to Novosibirsk and to Kemerovo, having planned development in four more regions.

The Company's position on the cellular communications services market may be characterized by the following:

- In three regions – the Tomsk region, the Buryat Republic, and the Khakas Republic – the services are provided by the Company's structural subdivisions;
- In three regions – the Kemerovo region, the Krasnoyarsk territory, and the Irkutsk region) - the services are provided by the Company's affiliates, where the share of Sibirtelecom OJSC in the companies' authorized capital is 100%.

Currently the Company has a considerable number of competitive advantages in reaching its strategic objectives.

10.2. State communications policy and state control of the communications industry

Development of a socially significant company in many ways depends on the state policy in the country, which either allows the Company to consistently reach positive results or requires added efforts to overcome arising risk factors.

One of the basic risk factors for the Company has been the new Federal law No. 126 *On Communications* as of 07.07.2003 effective from January 1, 2004. To ensure implementation of the law, a number of by-laws of the Russian Government had to be adopted.

Approved by the government Regulation No. 1776-p as of 04.12.2003, their preparation schedule presupposed an adoption of 35 regulatory documents, including the *Regulations for Provision of Communication Services*, making a basis for interaction of the cellular communication operators with the users of the communication services. However, in 2004, not a single item of the Russian Government's enactment was fulfilled. The absence of by-laws created certain risks in the area of execution of the taxation legislation, as well as in the area of receiving and allocating the Company's revenues and expenses.

The following risk factors were significant in 2004:

- Mass reorganizations and structural reforms in government institutions and federal and local organizations, resulting in upgrading or re-signing of contracts;
- An order of the Russian Ministry of Communications No. 99 as of 29.07.2003 *On the Measures of Improving the Social and Economic*

Position of the Disabled Veterans and Veterans of WW II, in accordance with which Sibirtelecom OJSC was to satisfy the requests of the disabled veterans and veterans of WW II, registered before 01.11.2004, for the provision of telecommunication services at the expense of the Company's budget.

XI. INFORMATION ABOUT THE COMPANY'S PARTICIPATION IN OTHER ENTITIES PROVIDING COMMUNICATIONS SERVICES (THE COMPANY'S SHARE IN THE AUTHORIZED CAPITAL OF WHICH IS AT LEAST 10%)

As of January 1, 2005, Sibirtelecom OJSC participates in the following entities providing communications services:

Table 13

No.	Organization	The organization's main activity	Share in the authorized capital	Amount paid in the authorized capital, thousand rubles	The main Parameters		
					Number of subscribers/ Lines	Revenues, thousand rubles.	Net income, thousand rubles
1.	Yeniseytelecom CJSC	Cellular communications GSM 900/1800, NMT 450, IMT-MC 450	100	38,824	512,021	1,912,871	682,259
–	Baikalwestcom CJSC	Cellular communications GSM 900/1800, NMT 450, IMT-MC 450	100	24,582.2	350,205	1,678,090	556,288
–	STeK GSM CJSC	Cellular communications GSM 900	100	100	13,691	34,337	- 24,161
2.	Altai Telecommunication Company CJSC	The local telephone communications	100	100	3,000	5,545	1
3.	ChitaNET CJSC	Data transfer, Internet	100	12,975.3	567	19,657	1,775
4.	NGTS-Page OJSC	Paging communications	72.7	80	1,165	3,286	-1,801
5.	Region-Network CJSC	Cellular communications CDMA	66	66	The company does not operate		
6.	Mobiltelecom Joint-stock Company for Telephone Communications Development OJSC	Data transfer, Internet, paging communications	61.16	7,831.7	21,758	55,411	4,677

–	Regional Information Networks OJSC	Internet	51	76.5	13,976	38,449	858
–	NOVOCOM CJSC	Local telephone communications, Internet	50	2,080	1,685	40,483	3,532
–	TeleRoss-Novosibirsk CJSC	telephone communications, data transfer, Internet (Golden Telecom)	50	230	13,071	19,357	1,247
7.	ATS-41 CJSC	Local telephone communications, Internet	49	1,984.5	12,167	34,417	4,956
8.	ATS-32 CJSC	Local telephone communications, Internet	40.4	5.8	14,944	32,430	1,348
9.	Irkutsk Clearing Chamber OJSC	Internet	34	680	37	279	-237
10.	Digital Network and Telecommunications Systems of the Novosibirsk Region OJSC	Local and intrazonal telephone communications	30	27	The Company did not submit information for 2004	20,360	- 2,016
11.	SIBTON CJSC	Paging communications	21.8	4.469	The Company did not submit information for 2004		
12.	ROSTELEGRAPH CJSC	Coordination and development of document transmitting services in the regions	19.61	80	–	15,167	1,175
–	Coomunications and Information Technologies CJSC	Paging communications	19.16	121	1,050	6,522	83
13.	Telephone Company Zabtelecom LLC.	Trunking comunications	19	931	103	2,697	- 519
14.	Siberian Cellular Communications CJSC	Cellular communications GSM 1800, D-AMPS	10	1,710	190,260	354,499	38,335

A brief characteristic of each organization and the results of its activity in 2004 are shown in Appendix 2.

XII. PERSONNEL MANAGEMENT

12.1. Labor and wages

In 2004, the Company reached a new stage of forming the single system of labor compensation, the purpose of which was to increase the Company workers' social security and to stimulate high productivity. The principles of labor compensation adopted by the Company are reflected in the approved Provisions on Labor Compensation of Sibirtelecom OJSC, which is an integral part of the Agreement on Labor and Social and Economic Issues between the Company and the Council of Chairpersons of the Territorial Organizations of the All-Russia Trade Union of the Communications Workers of the SFD.

The time-rate-bonus wage system used in the Company ensures differentiation of the wages depending on a worker's qualification, complexity and intensity of work, the conditions and the character of the work performed.

In addition, a Provision of Corporate Competition has been introduced; a pilot project of workers' motivation was carried out for the employees involved in the VIP-customer service process.

Since 01.07.2004, the approved Company budget establishes a unified amount of base bonus equal to 30 %.

In order to ensure social security of employees, all the regional branches raised the workers' wages. The average wages in the Company amount to 9,674.3 rubles.



Average wages of Sibirtelecom OJSC employees, rubles
9674
7013
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2003 г.
2004г.
Average wages, rubles

12.2. Improvement of the management structure

In the reported year, an improvement of the Company's management structure continued.

The Company's Board of Directors approved of the organizational chart of the Company's Directorate, developed by the Administrative Board, in all aspects.

Based on the standard structure developed, formation of the management structure of the regional branches continued. Vertical administration of the basic functional units was built.

In the commercial units of all the regional branches, the subdivisions for the work with corporate and VIP-customers and the subdivisions for work with the individuals formed.

In the information technologies unit, centralization was carried out on the level of the regional branches' management. Information and computing centers and services were established. Vertical administration of IT-subdivisions is stipulated by the introduction of centralized management systems and the necessity for business process standardization.

Throughout 2004, the regional branches continued working on optimization of the number of structural subdivisions in order to bring down their number to the condition of manageability. At the beginning of 2004, there were 173 structural subdivisions and at the end of 2004 – 144, with 29 subdivisions downsized.

Reorganization of subsidiary and non-profile business continued. The Company continued transferring the personnel of the regional branches to outside organizations. Altogether, 805.9 units were re-organized. Optimization of the personnel number considered the following:

- equipment upgrading;
- changing the technological process (with reduction of the scope of the works executed);
- restriction of recruitment for vacancies;
- restriction of signing civil contracts;
- improvement of the subsidiaries' organization structure.

Resulting from all the measures aiming at personnel optimization, the personnel number reduced by 5% to become 47,498 persons in 2004 (see the diagram below).

Average personnel number (total) of Sibirtelecom OJSC



49970
47498
50000
49000
48000
47000
46000
2003
2004

Years

12.3. Work with personnel

The Company's personnel management strategy determines its main objective as to create a highly professional team of employees able to ensure the Company's leadership under conditions of a highly competitive communication services market and to satisfy customers' needs in affordable, high-quality communication services.

Implementation of this strategy stipulated as a key priority the development of human potential. The Company is investing considerable effort and significant financial resources to achieve these goals.

As of the end of the reported year, the total number of the Company's employees was 46,392. Compared to the same period of the previous year, it got reduced by 2,608 persons.

Out of the total number of the employees, 50.9% have tertiary and secondary professional education (in 2003, this figure was 48.7%), 41.7% of the workers are persons under age of 40. The average age of the company employees is 40.

The percentage of personnel replacement with specialists having tertiary education increased by 4.2% (compared to 2003), to reach 71.3% at the end of 2004. The percentage of specialists' endowment having secondary professional education was 77%.

The Company's General Director approved the Company Workers' Retraining Plan for 2004, and an order has been issued "On Retraining the Workers of Sibirtelecom OJSC for the 2003-2004 Academic Year", allowing introduction of a multi-level process, ensuring the growth of the employees' qualification levels, and indirectly raising productivity, improving the Company's image as an employer, and providing for the growth of the Company's investment attractiveness.

To work successfully, it is not enough for the company employees to know only their special professional issues. Their knowledge of management, finance, logistics, marketing and other subjects is becoming ever more essential.

To ensure personnel training and re-training, the following methods with proved effectiveness have been introduced:

- Internal training on the basis of the training centers established in the Company's regional branches by the programs of centralized corporate training developed by Svyazinvest OJSC; the Company's centralized training; de-centralized training in the regional branches;
- Training and internship abroad;
- Training at the field re-training workshops;
- Organization of field classes;
- Completing tertiary education on the basis of professional education by accelerated training programs;
- Completing professional education on the basis of secondary education;
- Distant learning;
- Technical workshops for workers;

- Training managers and specialists directly at the branches and at the Directorate's office.

Compared to 2003, the actual expenses for personnel training in the Company's budget increased by 37% to approximately 41 million rubles (0.8% of the Labor Payment Fund). To compare, in 2002 these expenses were 19.7 million rubles, in 2003 they were 29.8 million rubles.

In 2004, 7,966 employees were trained, that is 29.2% more than in 2003. Among them, 5,614 employees were trained on the basis of the Company's training centers, nearly every ninth person in the Company.

In 2004, the share of the Company workers who went through training and retraining programs was:

- Managers – 24.6% (2003 – 22.8%; 2002 – 20.8%);
- Specialists – 48.07% (2003 – 40.7%; 2002 – 40%);
- Skilled workers – 27.33% (2003 – 36.5%; 2002 – 39.2%).

Training of perspective Directorate and regional branches' managers on the Master of Business Administration (MBA) program is continuing: fourteen managers and specialists of the Company have MBA degrees, eight of whom having completed their education in 2004. Sixteen Directorate and regional branches' managers are continuing MBA training.

In 2004, 36 managers included in 2003 into the key positions' administrative reserve successfully passed the evaluation organized by Svyazinvest OJSC. Eleven managers were included into the holding's Golden Personnel Reserve.

22 managers and 2 specialists were trained abroad. 528 specialists received tertiary degrees, which is 61% more than in 2003. 402 employees received their second tertiary degrees, 185 employees received professional degrees.

351 persons are studying in higher education institutions on the basis of contracts signed; contracts were signed with professional schools to educate 261 individuals.

In order to raise the level of the workers' professional skills, to stimulate their creativity and to form a single technological approach, the final stages of two professional qualification contests were held in Novosibirsk: for the title of the Best Communications Operator of Sibirtelecom OJSC and for the Best Cable Welder.

In 2004, special attention was paid to the Company's social policy, which was directed at forming the workers' motivation, meeting their social needs and at more effective use of the labor potential.

Consistent implementation of this policy complies with the unified Agreement on Labor and Social and Economic Issues, according to which interest-free loans are issued to the workers to improve their living conditions and to solve social problems. Thus, in 2004, 57,174,400 rubles were allocated for this purpose, with nearly 700 employees having taken advantage of this benefit.

The Company partially pays for the employees' and their family members' accommodations in health resorts and for the employees' children's summer camps. In 2004, 28,042,000 rubles were allocated for this purpose, and 2,188 employees and their family members were granted the accommodations mentioned above.

The Company has preserved the most effective assets of social benefits, including cafeterias, resorts, gyms and fitness centers, medial centers, a children's camp, kindergartens, etc. During the reported year, 32,821,900 rubles were spent on social benefits; 6,933 employees and family members improved their health at the Company's resorts.

To maintain the retired worker's living standards, the regional branches signed contracts with Telecom-Soyuz Non-government Pension Fund to provide their workers with non-government pension benefits. In 2004, payments to the fund constituted 77,686,000 rubles; 2,200 former company workers receive non-government pensions. On December 23, 2004, a Unified contract was signed on non-government pension provision. The necessity of this contract was evident, as after the merger of 11 companies involved in providing electrical connection in SFD, each regional subsidiary had its own contracts with different conditions, whereas the regional branch Gornoaltaytelecom and the Directorate had no such contracts at all. To standardize the approaches and to eliminate social tension, the Unified Contract currently covers all the company workers equally. This contract has become effective as of January 1, 2005.

The basis of the personnel's motivation for productive quality labor is formed not only by the introduction of financial stimuli and social protection but also by the realization of moral incentives. To ensure concern of the workers in the results of their labor, the Company introduced following Provisions: *On the Certificate of Honor of Sibirtelecom OJSC*, *On the Praise of Sibirtelecom OJSC's General Director* and *On the Badge of Honor "Honored Worker of Sibirtelecom OJSC"*.

In 2004, 11 employees of Sibirtelecom OJSC were awarded a Badge of Honor "Honored Worker of Sibirtelecom OJSC", and 80 employees were awarded Certificates of Honor of Sibirtelecom OJSC.

Work is continuing to grant the industry title "Master of Communications" and to award the workers with the badge "Honored Radio Operator". In 2004, 51 titles were assigned and 9 employees were awarded with a badge, 3 employees received Certificates of Honor of the Ministry of Information Technologies and Communications of RF, 12 workers received Certificates of Honor of Svyazinvest OJSC.

In addition to the above awards, the management of each regional branch awarded their workers with their own Certificates of Honor and expressed their own Recognitions of Merit, as well as Certificates of Honor and Recognition of the local executive authorities. Thus, 2,167 workers from the regional branches were awarded with Certificates of Honor of the regional branches, 2,393 persons received Recognition of Merit from the regional Directors; 177 workers were awarded Certificates of Honor by the local executive authorities, and 66 workers received praises. Altogether in 2004, about 5,000 employees received different awards, 11% of all working for the Company.

13.1. Board of Directors

Data on the Board of Directors

1. Active members of the Board of Directors effective before the Annual General Meeting of shareholders in 2004

The Annual General Meeting of the Company's shareholders held on June 18, 2003 elected members of its Board of Directors that had remained active prior to the Annual General Meeting of shareholders as of June 18, 2004.

No.	Full name	Position
1.	Alexander Vladimirovich Lopatin, Chairman of the Board of Directors	Deputy General Director of Svyazinvest OJSC
2.	Anatoly Ivanovich Nikulin, Deputy chairman of the Board of Directors	General Director of Sibirtelecom OJSC
3.	Valery Panteleevich Bakalov	Rector of the Siberian State University for Telecommunications and Information Technology
4.	Maxim Victorovich Bobin	Head of legal unit of the Moscow Representative Office of the NCH Advisors Inc.(USA)
5.	Alexander Arkadievich Yermolich	Deputy head of the unit of representatives under the Corporate Management Department of Svyazinvest OJSC.
6.	Elena Victorovna Zabuzova	Deputy director, head of the department for economic tariff policy of Svyazinvest OJSC.
7.	Marina Nikolaevna Osadchaya	Head of Department of marketing and sales of services of Svyazinvest OJSC.
8.	Vitaly Fedorovich Popov	Deputy General Director of Sibirtelecom OJSC, Director of Tomsktelecom regional affiliate branch
9.	Igor Nikolaevich Repin	Expert of the Association on protection of investors' rights
10.	Georgy Alexeevich Romsky	Deputy General Director of Svyazinvest OJSC
11.	Yevgeny Valerievich Yurchenko	Deputy General Director of Svyazinvest OJSC

2. Quantitative and personal membership of the active Board of Directors

The Annual General Meeting of the Company's shareholders held on June 18, 2004 elected the following members of the Board of Directors valid as of the date of compilation of the annual report:

No.	Full name	Position	Share in

			auth. capital *, %
1.	Yevgeny Valerievich Yurchenko. Chairman of the Board of Directors	Deputy General Director of Svyazinvest OJSC	-
2.	Anatoly Ivanovich Nikulin, Deputy chairman of the Board of Directors	General Director of Sibirtelecom OJSC	0.104
3.	Maxim Victorovich Bobin	Head of legal unit of the Moscow Representative Office of the NCH Adisors Inc.(USA)	-
4.	Alexander Arkadievich Yermolich	Deputy head of the unit under the Corporate Management Department of Svyazinvest OJSC.	-
5.	Elena Victorovna Zabuzova	Director of the Department for economic planning and budgeting of Svyazinvest OJSC.	-
6.	Gennady Ivanovich Kovalenko	Head of the unit for legal support of Svyazinvest OJSC	-
7.	Marina Nikolaevna Osadchaya	Head of Department of marketing and sales of services of Svyazinvest OJSC	-
8.	Igor Veniaminovich Pozhidaev	Director of Information Technology Department of Svyazinvest OJSC	-
9.	Igor Nikolaevich Repin	Deputy executive director of the Association for protection of investors' rights (Moscow)	-
10.	Georgy Alexeevich Romsky	Deputy General Director of Svyazinvest OJSC	-
11.	Igor Nikolaevich Statyin	Director General of "Association for Protection of Interests of Shareholders of Enterprises and Organizations" Non-Profit Partnership, Head of the Personnel Center—Russia's Institute of Directors (RID), Moscow	-

* data as per April 15, 2005

Brief personal information on the members of the Board of Directors

1. Maxim Victorovich Bobin

Year of birth: 1975
Education: tertiary, International law specialist, PhD in Jurisprudence
Citizenship: Russia
Basic place of work: Moscow representative office of NCH Advisors, Inc. (USA)
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors: March 4, 2003—to now.

2. Alexander Arkadievich Yermolich

Year of birth: 1950
Education: tertiary, engineer-economist
Citizenship: Russia
Basic place of work: Svyazinvest OJSC

Number of years worked as a member of Sibirtelecom OJSC's Board of Directors: June 7, 2002—to now.

3. Elena Victorovna Zabuzova

Year of birth: 1950
Education: tertiary, economist
Citizenship: Russia
Basic place of work: Svyazinvest OJSC
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors: March 4, 2003—to now.

5. Anatoly Ivanovich Nikulin

Year of birth: 1950
Education: tertiary, engineer-economist
Citizenship: Russia
Basic place of work: Sibirtelecom OJSC
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors: June 7, 2002—to now.

6. Marina Nikolaevna Osadchaya

Year of birth: 1965
Education: tertiary, economist
Citizenship: Russia
Basic place of work: Svyazinvest OJSC
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors: March 4, 2003—to now.

7. Igor Veniaminovich Pozhidaev

Year of birth: 1963
Education: tertiary, radio engineer
Citizenship: Russia
Basic place of work: Svyazinvest OJSC
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors: June 18, 2004—to now.

8. Igor Nikolaevich Repin

Year of birth: 1966
Education: tertiary, lawyer-economist

Citizenship: Russia
Basic place of work: Association for Protection of Investors' Rights
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors:
March 4, 2003—to now.

9. Georgy Alexeevich Romsky

Year of birth: 1956
Education: tertiary, engineer
Citizenship: Russia
Basic place of work: Deputy General Director of Svyazinvest OJSC
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors:
June 7, 2002—March 4, 2003;
June 18, 2003—to now

10. Vladimir Anatolievich Statyin

Year of birth: 1959
Education: tertiary, economist
Citizenship: Russia
Basic place of work: "Association for Protection of Interests of Shareholders of Enterprises and Organizations" Non-Profit Partnership, (OPIAK)
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors:
June 18, 2004—to now

11. Yevgeny Valerievich Yurchenko

Year of birth: 1968
Education: tertiary
Citizenship: Russia
Basic place of work: Deputy General Director of Svyazinvest OJSC
Number of years worked as a member of Sibirtelecom OJSC's Board of Directors:
March 4, 2003—to now.

3. Data on the members of the Board of Directors–independent directors.

There are 3 independent directors acting as members of the Board of Directors:

- Maxim Victorovich Bobin,
- Igor Nikolaevich Repin,
- Vladimir Anatolievich Statyin

which meets the requirements of the Federal Service for Financial Markets (FSFR) of Russia.

4. Information on remuneration to members of the Board of Directors (criteria for identification and individual amount of remuneration (compensation of expenses) to members of the Company's Board of Directors).

Pursuant to the Statement on the Board of Directors of Sibirtelecom OJSC that was approved by the Special General Meeting of its shareholders on March 4, 2003 (Minutes No.2) and the relevant amendments and modifications introduced in the abovementioned Statement, approved by the annual General Meeting of the Company's shareholders on June 18, 2004 (Minutes No.1), members of the Board of Directors within the period of acting as such shall be entitled to remuneration and refund of the expenses incurred in performing their functions as members of the Company's Board of Directors.

The remuneration due to the members of the Board of Directors consists of a quarterly and an annual one.

The quarterly remuneration to each member of the Board of Directors was established in the sum of 200,000 rubles.

The remuneration to the Chairman of the Board of Directors shall be calculated using a 1.5 factor.

A quarterly remuneration to a member of the Board of Directors shall be decreased by:

30%—in case of his/her attendance of less than half of the sittings of the Board of Directors held in the form of joint attendance;

100%—in case of his/her attendance of less than half of all sittings of the Board of Directors.

The remuneration to members of the Board of Directors for the quarter when the elections in the Board of Directors were held shall be paid in proportion to the time worked in the same quarter.

Annual remuneration to all members of the Board of Directors is identified under the established normative (percentage):

- percentage applied to the Company's EBITDA according to its financial statements under the International Standards of Financial Reporting (MSFO) for the accounting year;
- percentage applied to the Company's net income directed towards payment of dividends, as per the accounting period's results.

Annual remuneration is distributed in equal shares among all members of the Board of Directors.

Remuneration to a member of the Board of Directors shall be decreased by 50% in case of his/her attendance of less than half of all the sittings of the Board of Directors held within the active period of his/her membership.

The normative (percentage) to be used for calculation of the size of annual remuneration was established by the General Meeting of the Company's shareholders that elected such members of the Board of Directors on June 18, 2004 (Minutes No.1):

- 0.16% of the Company's EBITDA according to its financial statements under the International Standards of Financial Reporting (MSFO) for the accounting year;
- 0.34% of the Company's net income directed towards payment of dividends, according to the accounting period's results.

Members of the Board of Directors that also act as members of one of the Board of Directors' Committees shall be entitled to a bonus on top of a quarterly remuneration related to performing special functions as members of such committees in the amount of 40,000 rubles (for every committee). However, a member of the Board of Directors may not be a member of more that two committees under the Board of Directors.

. The amount of such bonus to the Chairman of the Board of Directors is established with a 1.25% factor.

5. Data on the committees under the Board of Directors of Sibirtelecom OJSC

The following committees were set up in the structure of the Company's Board of Directors for the purpose of improving its efficiency and work quality by way of preliminary examination of the key issues attributed to the competence of the Board of Directors and elaboration of the relevant recommendations (Minutes No.5 as of July 29, 2004):

Committee on Personnel and Remunerations under the Board of Directors of *Sibirtelecom* OJSC, including:

Chairman of the Committee: **Igor Nikolaevich Repin** – member of the Board of Directors, Deputy Executive Director of the Association for Protection of Investors' Rights (Moscow).

Member of the Committee: **Gennady Ivanovich Kovalenko** – member of the Board of Directors, head of the unit under the Department for legal support of Svyazinvest OJSC.

Member of the Committee: **Nadezhda Velentinovna Filippova** – Director of the Department for Human Resources Management of Svyazinvest OJSC.

The Statement on the Committee on Personnel and Remunerations under the Board of Directors of Sibirtelecom OJSC, approved by the Company's Board of Directors on September 6, 2004, is the principal document regulating operation of such Committee and outlining its sphere of competence, procedure of formation of its membership and principles of operation (Minutes No.8).

Committee on Corporate Governance under the Board of Directors of Sibirtelecom OJSC, including:

Chairman of the Committee: **Alexander Arkadievich Yermolich** – member of the Board of Directors, head of the unit for corporate restructuring of the Department for Corporate Management of Svyazinvest OJSC.

Member of the Committee: **Maxim Victorovich Bobin** – member of the Board of Directors, head of the legal unit of the Moscow representative office of the NCH Advisors, Inc. (USA).

Member of the Committee: **Andrey Vladimirovich Yevdokimov** – principal specialist of the Department for Corporate Management of Svyazinvest OJSC.

Member of the Committee: **Sergey Mikhailovich Pirozhkov** –Director of the Department of Securities and Capital Markets of Sibirtelecom OJSC.

The Statement on a Committee on Corporate Management under the Board of Directors of Sibirtelecom OJSC, approved by the Company's Board of Directors on September 6, 2004, is the principal document regulating operation of such Committee and outlining its sphere of competence, procedure of formation of its membership and principles of operation (Minutes No.8).

Committee on Strategic Development under the Board of Directors of Sibirtelecom OJSC, including:

Chairman of the Committee: **Georgy Alexeevich Romsky** – member of the Board of Directors, Deputy Director General of Svyazinvest OJSC.

Member of the Committee: **Anatoly Ivanovich Nikulin** – member of the Board of Directors, Director General of Sibirtelecom OJSC.

Member of the Committee: **Vladimir Anatolievich Statyin**—member of the Board of Directors, Director General of the Association for Protection of Interests of Shareholders of Enterprises and Organizations Non-profit Partnership (OPIAK).

Member of the Committee: **Marina Nikolaevna Osadchaya** – member of the Board of Directors, head of Department of Marketing and Sale of Services of Svyazinvest OJSC.

Based on the Board of Directors' Resolution (Minutes No.26 as of April 28 2005) the following changes have been introduced to the membership of the Committee on Strategic Development:

G.A. Romsky was removed from the Committee on Strategic Development;

E.V. Zabuzova was introduced in the Committee on Strategic Development;

Elena Victorovna Zabuzova was appointed the Chairman of the Committee on Strategic Development.

The Statement on a Committee on Strategic Development under the Board of Directors of Sibirtelecom OJSC, approved by the Company's Board of Directors on September 6, 2004, is the principal document regulating operation of such Committee and outlining its sphere of competence, procedure of formation of its membership and principles of operation (Minutes No.8).

Committee on Audit under the Board of Directors of Sibirtelecom OJSC including:

Chairman of the Committee: **Vladimir Anatolievich Statyin** – member of the Board of Directors, Director General of Association for Protection of Interests of Shareholders of Enterprises and Organizations Non-Profit Partnership (OPIAK).

Member of the Committee: **Elena Victorovna Zabuzova** – member of the Board of Directors, Director of the Department of Economic Planning and Budgeting of Svyazinvest OJSC.

Member of the Committee: **Maxim Victorovich Bobin** – member of the Board of Directors, head of the legal unit of the Moscow representative office of the NCH Advisors, Inc. (USA).

The Statement on a Committee on Audit under the Board of Directors of Sibirtelecom OJSC, approved by the Company's Board of Directors on September 6, 2004, is the principal document regulating operation of such Committee and outlining its sphere of competence, procedure of formation of its membership and principles of operation (Minutes No.8).

13.2. General Director

Anatoly Ivanovich Nikulin

Born:
in 1950, in the town of Prokopievsk, Kemerovo region
Education:
Graduate of the Novosibirsk Electric Engineering Institute of Communications named for N.D. Psurtsev (1968–1973).

Scientific degree, research works, government awards:

- Master of communications (1992)
- Academician of the International Academy of Informatization (1996)
- Awarded the *Public Recognition* Honorary Golden Badge (2001)
- Laureate of the Project *Top Thousand of Professional Managers of Russia* (2001)

- Acting member of the International Academy of Quality in Telecommunications (2002)
- Professor of the Siberian State University of Telecommunications and Information Technology (2003)
- Laureate of the Project *Top Thousand of Professional Managers of Russia* (2003)
- Awarded the Order of *Honor and Valor* (2004).

Other positions held in the Company and other organizations:

Organization	Position
Akzept KB OJSC	Chairman of the Board of Directors
Sibirtelecom OJSC	Director General, deputy head of the Board of Directors, Chairman of the Executive Committee
Yenisytelecom CJSC	member of the Board of Directors
Baikaltelecom CJSC	member of the Board of Directors

The time worked in the position: from December 27, 2001; work experience as the General Director of Sibirtelecom OJSC – 11 years.

Share in the Issuer's authorized capital: ***0.104%***

The criteria for identification and the amount of remuneration (compensation for expenses) to the Company's General Director are established in the Labor Agreement therewith as of March 4, 2005 approved at the sitting of the Board of Directors (Minutes No.20 as of March 4, 2005).

13.3. Company's Executive Committee

The Company's Executive Committee was established pursuant to the Resolution by the Board of Directors of Sibirtelecom OJSC as of July 29, 2004; consisting of 11 members, whose authority period is effective until July 15, 2005. The following persons were appointed Members of the Executive Committee:

No.	Full name	Position
1.	Anatoly Ivanovich Nikulin	General Director of Sibirtelecom OJSC, Chairmen of the Executive Committee
2.	Ivan Ivanovich Borzenko	Deputy General Director, Director on the issues of security and confidentiality of Sibirtelecom OJSC
3.	Ivan Vitalievich Dadykin	Deputy General Director, Commercial director of Sibirtelecom OJSC
4.	Nina Ivanovna Kirichek	Deputy General Director, Director for Personnel Management of Sibirtelecom OJSC
5.	Vladimir Victorovich Nozdrin	Deputy General Director, Technical

		director of Sibirtelecom OJSC
6.	Alexander Ilyich Polnikov	Executive director, Director of the Department of capital investments of Svyazinvest OJSC
7.	Vitaly Fedorovich Popov	Deputy Director General, Director of Tomsktelecom regional affiliate branch of Sibirtelecom OJSC
8.	Alexey Sergeevich Sukontsev	Deputy Director General, Director of Chitatelecom, the regional affiliate of Sibirtelecom OJSC
9.	Galina Ivanovna Khvoschinskaya	Chief accountant of Sibirtelecom OJSC
10.	Alexander Andreevich Sheifer	Deputy Director General, Director of Economics and Finance of Sibirtelecom OJSC

By Resolution of the Company's Board of Directors as of December 21, 2004, Dmitry Nikolaevich Levin, Deputy General Director, Commercial director of Sibirtelecom OJSC was appointed member of the Company's Executive Committee with the authority period effective until July 15, 2005.

Currently effective list of members of the Company's Executive Committee:

No.	Full name	Position	Time worked in the position	Share in auth. capital* %
1.	Anatoly Ivanovich Nikulin	General Director of Sibirtelecom OJSC, Chairman of the Executive Committee	from 2002	0.104
2.	Ivan Ivanovich Borzenko	Deputy General Director, Director on the issues of security and confidentiality of Sibirtelecom OJSC	from 2003	-
3.	Ivan Vitalievich Dadykin	Director General of RTKomm-Sibir CJSC	from 2004	0.002
4.	Nina Ivanovna Kirichek	Deputy General Director, Director for Personnel Management of Sibirtelecom OJSC	from 2002	0.025
5.	Dmitry Nikolaevich Levin	Deputy General Director , Commercial Director of Sibirtelecom OJSC	from 2004	-
6.	Vladimir Victorovich Nozdrin	Deputy General Director, Technical director of Sibirtelecom OJSC	from 2002	0.005
7.	Alexander Ilyich Polnikov	Director of Sibirtelecom's Representative office in Moscow	from 2005	-
8.	Vitaly Fedorovich Popov	Deputy General Director, Director of Tomsktelecom regional affiliate branch of Sibirtelecom OJSC	from 2002	0.082
9.	Alexey Sergeevich Sukontsev	Deputy General Director, Director of Chitatelecom, the regional affiliate of Sibirtelecom OJSC	from 2002	0.033

10.	Galina Ivanovna Khvoschinskaya	Chief accountant of Sibirtelecom OJSC	from 2003	-
11.	Alexander Andreevich Sheifer	Deputy General Director, Director of Economics and Finance of Sibirtelecom OJSC	from 2003	0.055

* data as per April 15, 2005

Brief personal information on members of the Company's Executive of Committee

Name	Year of birth	Education	Positions held in the last 5 years
Anatoly Invanovich Nikulin	1950	Tertiary	• Period: 1997—to now Organization: Aktzept KB OJSC Poition: Chairman of the Board of Directors • Period: 2002—to now Organization: Sibirtelecom OJSC Position: General Director • Period: 2002—to now Organization: Sibirtelecom OJSC Position: member of the Board of Directors • Period: 2003—to now Organization: Yenisytelecom CJSC Position: member of the Board of Directors • Period: 2003–to now Organization: Baikalwestcom ZAO Position: member of the Board of Directors
Ivan Ivanovich Borzenko	1951	Tertiary	• Period: 2003—to now Organization: Sibirtelecom OJSC Position: Deputy General Director, Director on issues of security and confidentiality • Period: 2004–to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee
Ivan Vitalievich Dadykin	1960	Tertiary	• Period: 2002—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee • Period: 2003—to now Organization: Novocom CJSC Position: member of the Board of Directors • Period: 2003—to now Organization: Rinet OJCS Position: member of the Board of Directors • Period: 2003—to now Organization: Baikalwestcom ZAO

			Position: member of the Board of Directors • Period: 2003—to now Organization: AK Mobiletelecom OJSC Position: member of the Board of Directors • Period: 2004—to now Organization: Yeniseytelecom CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: STeK GSM CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: TeleRoss-Novosibirsk CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: ChitaNET CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: RTKomm-Sibir CJSC Position: Director General
Nina Ivanovna Kirichek	1948	Tertiary	• Period: 2002—to now Organization: Sibirtelecom OJSC Position: Deputy General Director, Personnel Management director • Period: 2002—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee
Dmitry Nikolaevicj Levin	1966	Tertiary	• Period: 2004—to now Organization: Sibirtelecom OJSC Position: Deputy General Director, Commercial Director Period: 2004—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee
Vladimir Victorovich Nozdrin	1950	Tertiary	• Period: 1998—to now Organization: NGTS_Page Position: member of the Board of Directors • Period: 1998—to now Organization: Rinet OJSC Position: member of the Board of Directors • Period: 2002—to now Organization: Sibirtelecom OJSC Position: Deputy Director General, Technical director • Period: 2002—to now Organization: Sibirtelecom OJSC

			Position: member of the Executive Committee • Period: 2004—to now Organization: ATS-32 CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: ATS-31 CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: STeK GSM CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: ROSTELEGRAPH CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: Locktelecom OJSC Position: member of the Board of Directors • Period: 2004—to now Organization: Giprosvyaz-Sibir LLC Position: member of the Board of Directors
Alexander Ilyich Polnikov	1943	Tertiary	• Period: 2003—to now Organization: Central Telecommunications Company OJSC Position: member of the Executive Committee • Period: 2003—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee • Period: 2003—to now Organization: RusLeasingSvyaz CJSC Position: member of the Board of Directors • Period: 2003—to now Organization: Yug–Giprosvyaz LLC Position: Chairman of the Board of Directors • Period: 2004—to now Organization: Giprosvyaz-Sibir LLC Position: Chairman of the Board of Directors • Period: 2004—to now Organization: Giprosvyaz OJSC Position: member of the Board of Directors
Vitaly Fedorovich Popov	1948	Tertiary	• Period: 1998—to now Organization: Tomskcosmosvyaz CJSC Position: Chairman of the Board of Directors • Period: 1999—to now Organization: Tomskpromstroybank OJSC Position: Chairman of the Board of Directors • Period: 2001—to now Organization: Yellow Pages–Tomsktelecom CJSC Position: member of the Board of Directors • Period: 2002—to now Organization: Sibirtelecom OJSC Position: Deputy General Director Sibirtelecom OJSC, Director of Tomsktelecom affiliate branch of

			Sibirtelecom OJSC Period: 2004—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee
Alexey Sergeevich Sukontsev	1955	Tertiary	• Period: 1998—to now Organization: Locktelecom OJSC Position: member of the Board of Directors • Period: 1999—to now Organization: KIT JSC Position: Chairman of the Board of Directors • Period: 2002—to now Organization: Sibintertelecom CJSC Position: member of the Board of Directors • Period: 2002—to now Organization: Sibirtelecom OJSC Position: Deputy General Director of Sibirtelecom OJSC, Director of Chitatelecom the regional affiliate branch of Sibirtelecom OJSC • Period: 2004—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee • Period: 2004—to now Organization: ChitaNET CJSC Position: member of the Board of Directors
Galina Ivanovna Khvoschinskaya	1965	Tertiary	• Period: 2003—o now Organization: Sibirtelecom OJSC Position: chief accountant • Period: 2003—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee
Alexander Andreevich Sheifer	1952	Tertiary	• Period: 2003—to now Organization: Sibirtelecom OJSC Position: Deputy General Director, Director on Economics and Finance Period: 2003—to now Organization: Sibirtelecom OJSC Position: member of the Executive Committee • Period: 2004—to now Organization: Baikalwestcom ZAO Position: member of the Board of Directors • Period: 2004—to now Organization: STeK GSM CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: TeleRoss-Novosibirsk CJSC Position: member of the Board of Directors • Period: 2004—to now Organization: Rinet OJSC Position: member of the Board of Directors • Period: 2004—to now

			Organization: NGTS-Page OJSC Position: member of the Board of Directors • Period: 2004—to now Organization: RusLeasingSvyaz CJSC Position: member of the Board of Directors

13.4. Auditing Commission

The Auditing Commission consisting of 5 members was established by the Resolution of the Company's General Meeting of shareholders as of June 18, 2004:

No.	Full name	Position
1.	Svetlana Anatolievna Groza	Director of the Internal Audit Department of Sibirtelecom OJSC
2.	Andrey Mikhailovich Levitsky	Deputy director of the Finance Department of Svyazinvest OJSC
3.	Yekaterina Alexandrovna Pavlova	Principal specialist of the Accounting Department of Svyazinvest OJSC
4.	Sergey Vladimirovich Podosinov	Principal specialist of the Internal Audit Department of Svyazinvest OJSC
5.	Irina Victorovna Prokofieva	Director of the Internal Audit Department of Svyazinvest OJSC

Audit of the Company conducted in the year 2004 included the following of its regional affiliate branches:

- Electrosvyaz — regional affiliate branch of the Novosibirsk region;
- Altaitelecom — regional affiliate branch.

Audit of the affiliate branches was carried out under a standard scheme mainly focusing on the aspects carrying substantial degree of risk for the Company and set forth below:

- investment planning, transactions related to capital investments;
- use of network resources and interaction with other operators;
- building-up revenues, reduction of accounts receivable, treasury's operations, financial flows planning and the use of current assets;
- observance of contractual discipline, organization of competitions and tenders, making large-size transactions and interest-bearing transactions, compliance with the scope of authority to the relevant power of attorney issued;
- efficient use of the attracted credit resources and financial investments.

The audit results were examined at the sittings of the Company's Executive Committee.

The audit results were presented in the relevant summary report. The Company's Audit Commission did not reveal any substantial deviations from the standard accounting practice that could substantially affect accuracy and reliability of its financial statements.

XIV. INFORMATION ON THE COMPANY'S COMPLIANCE WITH THE CODE OF CORPORATE BEHAVIOUR

14.1. Information on the Code of the Company's Corporate Behaviour

On December 26, 2003 the Company's Board of Directors approved the Code of Corporate Behaviour of Sibirtelecom OJSC (Minutes No.21).

In 2004, the Company's Board of Directors and its management took every effort to address a number of tasks of further improving the standards of the Company's corporate practices, including:

- Introduction of the new provisions in the Company's Chapter and other internal documents of Sibirtelecom OJSC based on the recommendations of the Code of Corporate Behaviour by the Federal Commission on Equity Market (FKZB) and new requirements stipulated by the RF legislation and the regulatory acts by FKZB.
- Establishment under the Company's Board of Directors of the following Committees: on Strategic Development, on Personnel and Remuneration, on Audit and on Corporate Governance;
- Establishment of a number of sub-committees under the Company's Executive Committee aimed at improving efficiency of its main business activities.
- Submission of information on the Company's compliance with the Code of Corporate Behaviour by the FKZB to the General Meeting of its shareholders related to the Company's end-year performance results.

Full report on compliance with the recommendations of the Code of Corporate Behaviour is set forth in Appendix 3 hereto.

The key principles underlying the development of corporate relationships in the Company are:

- Assurance of shareholders' rights and interests, including foreign and minority shareholders based on the norms and requirements of the currently effective legislation;
- Assurance and maintenance of high standards of corporate governance accepted both domestically and internationally;
- Assurance of the long-term improvement of the shareholders' welfare in part of the growing value of their shares, through improving procedures of the Company's corporate governance and enhancing its informational openness and transparency;
- Diligent and competent fulfillment by members of the Board of Directors of their contractual obligations and efficient functioning of the committees under the Board of Directors according to the highest standards of corporate governance and business ethics;

- Diligent and efficient management of the Company's current operation by its executive organs, accountability of the Company's executive organs to the Board of Directors and the shareholders;
- Assurance of the efficient system of internal control over the Company's financial and economic activity; conservative approach application in developing the Company's financial reports.
- Development of partnership relation between the Company and its employees in part of addressing social issues and regulation of labor environment so as to ensure the rights of the Company's personnel stipulated by the relevant legislation;
- Active collaboration of the Company with its investors, creditors and such other persons interested in the growth of the Company's assets, its financial stability and its steady future development.

Compliance review of the Company's Code of Corporate Behaviour allows concluding that Sibirtelecom is aiming at the compliance of its corporate relationship with the Code.

Report on compliance with the Code's recommendations is presented in Appendix 3 hereto.

XV. INFORMATION FOR SHAREHOLDERS

15.1. Authorized capital and securities of the Company

The Company's authorized capital is 2,387,973,276.45 rubles.

Declared and outstanding stock of the Company as per January 1, 2005:

Categories of shares	Number of shares	Par value (rbl.)
I. Shares outstanding: II.		
• common	12,011,401,829	0,15
• preferred shares of A-type	3,908,420,014	0,15
II. Shares declared:		
• common	8,924,671	0,15
• preferred shares of A-type	2,980,586	0,15

15.2. Structure of the Company's share capital as per January 1, 2005 (% of the authorized capital)

15.3. Information about major shareholders



Individuals – 11,06%
Communication Investment Company OJSC - 38,23%
Other legal entities - 7,81%
Citibank CB CJSC – 2,09%
JP Morgan Bank International - 3,12%
National Depository Centre NP – 5,30%
Brunswick UBS Nominees CJSC – 8,89%
Depository Clearing Company CJSC – 9,38%
ING Bank (Eurasia) CJSC – 13,58%

The key shareholder of the Company is Svyazinvest OJSC owning 50.67% of its common stock (or 38.23% of the total authorized capital).

As per January 1, 2005:

- ING Bank (Eurasia) CJSC, Depository Clearing Company CJSC and Brunswick UBS Warburg Nominees CJSC are the nominal holders of 13.58%, 9.38% and 8.89% of all company's shares respectively;
- The share of other legal entities amounts to 18.32%;
- The share of individuals—11.60%;
- Total number of shareholders—20,876.

62% of the shares outstanding are in free circulation (all of the Company's shares outstanding less the block of shares owned by Svyazinvest OJSC).

15.4. Information on the sale sites (stock exchanges) where the Company's shares and ADR are quoted

The Company's shares are in active circulation at three Russian stock exchanges:

- RTS Stock Exchange NP (ENCO, ENCOP; common shares are included in the quotation list "A" of the second-level, preferred shares—in the "B" quotation list);
- RTS* Stock Exchange OJSC (ENCOG, ENCOPG; common and preferred shares are included in the "A" quotation list of the second-level;

[1] Quotation of Company's shares at RTS Stock Exchange OJSC started on the 23rd of November 2004.

- MMVB Stock Exchange CJSC (STKM, STKMP; the Company's shares are included in "A" quotation list of the first-level).

Every day two-sided quotations are provided at the trade sessions of all Russian stock exchanges. There is a clear trend towards the decrease of spread between purchase and sale quotations for the Company's shares. The presence of the two-sided quotations, the decreasing size of spread and the growing sales volumes testify to the high level of liquidity of the Company's equity.

By the trade volume at the Russian stock exchanges (RTS and MMVB) in the period of 2003–2004, the Company had been steadily taking the second place among the 7 regional companies, following Uralsvyazinform OJSC.

The trade volume at the RTS Stock Exchange NP[2] in the year 2004 amounted to US$42m. (in 2003 – US$14m.); at the RTS Stock Exchange OJSC such volume was over US$1m.; at the MMVB the same indicator totaled US$78m. (US$900,000 – for two months of 2003). Thus the aggregate liquidity over the year has grown by over 8 times.

15.5. Information on the issue (backup) and development of the ADR Program

The Company's common shares in the form of American depositary receipts (ADR) are in circulation at the USA over-the-counter (OTC) market.

Based on the permission issued by the Federal Commission on Securities, up to 75% of the Company's common stock may circulate outside Russia in the form of ADR. Starting 2001, the Company has been running the first-level ADR Program (authorized depository— JP Morgan Chase Bank, bank-custodian — ING Bank).

In 2004, the range of the ADR price for the Company's shares was US$28.32, up to US$45.92 per ADR (62% growth rate). The ADR conversion ratio — 1:800. This ratio ensures the ADR accessibility for a wide range of investors (including small-size ones) and positively affects market liquidity for all the Company's ADR holders. In 2004 the number of ADR had grown by 107% and amounted to 1,564,069 which makes up 10.42% of the total number of the Company's common shares outstanding.

15.6. Information on assignment of credit rating and corporate governance rating

Company's credit rating:

Since 2001 the Company has been assigned an International credit rating (agreement with *Fitch Ratings Ltd.* agency on assigning a credit rating to an issuer).

---

[2] The trade volume is shown for all types of transactions (market and such others)

[3] Now–Federal Service on Financial Markets (FSFR of Russia).

The credit rating of *Fitch Ratings Ltd.* is an evaluation of a company's ability to fulfill its obligations on paying interest, dividends on preferred stock, repayment of the principal amount of debt, etc. within the period assessed. The credit rating in foreign currency is an assessment of the potential of settlement of all liabilities in foreign currency within the valid jurisdiction of the country taking into account any possible currency restrictions related to the conversion of national currency to a foreign one.

The brand name and place of location of the organization that assigned the rating:

Fitch Ratings Ltd.
Eldon House
2 Eldon Street,
London EC2M 7UA
United Kingdom

On March 29, 2004, *Fitch Ratings Ltd.* International rating agency confirmed the Company's priority unsecured rating in part of its foreign currency liabilities at "B+" level, with a "Positive" rating forecast. Besides the agency confirmed the Company's short-term rating related to its foreign currency liabilities at "B" level.

The analytical report of the Company's credit rating is published on its corporate web-site: www.sibirtelecom.ru/investor/rating.php (in Russian), www.sibirtelecom.ru/english/investors/ratings.php (in English).

Company's corporate governance rating:

On March 25, 2003 an agreement on assignment to the Company of the corporate governance rating was signed with the Standard&Poor's Rating agency in order to identify the degree of compliance with the rules and principles of the corporate governance practices.

The corporate governance rating reflects the expert opinion of the Standard&Poor's on the existing policy and practices of the Company's corporate governance and the degree at which such policy and practices are targeted at the assurance of the interests of the financially interested persons, and in the first place – Company's shareholders. The practice and policy of corporate governance are measured by rating techniques used by the Standard&Poor's accumulating the relevant provisions of various International codes, the best practices of corporate governance and such other generally accepted principles.

The brand name and place of location of the organization assigning the corporate governance rating:

Standard&Poor's
55 Water Street,
New York, NY,
United States, 10041

Using relevant techniques, the Standard&Poor's studied the system of interaction between the Company's management, its Board of Directors, shareholders and other financially interested parties.

On August 9, 2004, the Company's RKU was confirmed as RKU -5+ (RKU - 5.7 against the national scale).
The overall Company's RKU is a result of four component scores on a scale of 1 to 10:
- Ownership structure and external influences (5,8)
- Shareholder rights and stakeholder relations (7,0)
- Transparency, disclosure, and audit (5,5)
- Board structure and effectiveness (4,7)

The strengths in Company's corporate governance practices and improvements over the last year include:

-- A more proactive investor relations process, including: maintenance of an informative bilingual corporate website and more focused policies with regard to meetings with analysts and investors; the adoption of a code of corporate conduct;

-- The growing influence of independent directors, aimed at increasing the transparency of policies pursued by the majority shareholder; in addition, the representation of independent directors on Sibirtelecom's board increased to three from two in June 2004;

-- The establishment of four board committees, two of which (Audit committee and Personnel and Remuneration committee) are chaired by independent directors.

On December 24, 2004, the Standard&Poor's revised the Company's RKU and identified it as 4+ (RKU - 4.7 against the national scale). This reassessment of ratings was provided for 6 inter-regional companies of Svyazinvest OJSC and occurred due to the situation related to the corporate governance issues at Uralsvyazinform OJSC and associated with the procedure of decision-taking by the key stockholder and failure to carry on a constructive dialogue with the representatives of minority shareholders.

The analytical report on the Company's corporate governance rating (RKU) is published on the following web-sites: www.sibirtelecom.ru/investor/sp.php (in Russian), www.sibirtelecom.ru/english/investors/ratings.php (in English), as well as on the web-site of Standard&Poor's: www.standardandpoors.ru (in Russian) and www.standardandpoors.com (in English).

15.7. Information on the Company's auditor

- Full brand name:
- Ernst and Young Vneshaudit Closed Joint Stock Company
- place of location: 20/12 Podsosensky Pereulok, Moscow, RF
- Telephone: +7(095) 705-92-92 Fax: +7(095) 705-92-93
- e-mail address: moscow@ru.evi.com

- License No. for auditing activity: E 00 3246
- License issue date: January 17, 2003
- License expiry date: January 17, 2008
- Organ issuing the license: RF Ministry of Finance

15.8. Information on the Company's Registrar

- Full brand name:
- Registrator-svyaz Closed Joint Stock Company
- Place of location: 15a Kalanchevskaya Street, Moscow, RF
- Tel.: +7(095) 975-36-05 Fax: +7(095) 933-42-21
- e-mail address: regsw@asvt.ru
- License No.: 10-000-1-00258
- License issue date: 01.10.2002
- License expiry date: unlimited
- Organ issuing the license: FKZB (Federal Commission on Equity Market) of Russia
- Date when the above Registrar started keeping the Company's Register of Securities: February 9, 1998.

15.9. Data on the Company's affiliate branches

1. Name: ***Gorno-Altaitelecom** affiliate branch*
   Place of location: ***51/1 Choros-Gurkina St., Gorno-Altaisk, Republic of Altai Russian Federation***.
   Opening date: ***April 10, 2002***

2. Name: ***Electrosvyaz** affiliate branch, **Buryat Republic***
   Place of location: ***42 Lenina St. Ulan-Ude, Buryat Republic, RF***
   Opening date: ***April 10, 2002***
3. Name: ***Khakass** affiliate branch*
   Place of location: ***20, Schetinkina St., Abakan, Khakassia RF***
   Opening date: ***April 10, 2002***
4. Name: ***Altaitelecom** affiliate branch*
   Place of location: ***74 Internationalnaya St., Barnaul, RF***
   Opening date: ***April 10, 2002***
5. Name: ***Electrosvyaz,** Krasnoyarsk territory*
   Place of location: ***102 Prospect Mira, Krasnoyarsk, RF***
   Opening date: ***April 10, 2002***
6. Name: ***Electrosvyaz** affiliate branch, Irkutsk region*
   Place of location: ***37 Sverdlova St., Irkutsk, RF***
   Opening date: ***April 10, 2002***
7. Name: ***Electrosvyaz** affiliate branch, Kemerovo region*
   Place of location: ***61 Sovetsky Prospect, Kemerovo, RF***
   Opening date: ***April 10, 2002***

8. Name: ***Electrosvyaz** affiliate branch, Novosibirsk region*
   Place of location: ***53 M. Gorkogo St., Novosibirsk, Russia***
   Opening date: ***May 14, 2002***
9. Name: ***Electrosvyaz** affiliate branch, Omsk region*
   Place of location: ***36 Gagarina St., Omsk, RF***
   Opening date: ***April 10, 2002***
10. Name: ***Tomsktelecom** affiliate branch*
    Place of location: ***83a Frunze Prospect., Tomsk, RF***
    Opening date: ***April 10, 2002***
11. Name: ***Chitatelecom** affiliate branch*
    Place of location: ***107 Lenina St., Chita, RF***
    Opening date: ***April 10, 2002***

Company's contact details: telephone, fax numbers, e-mail address and Internet web-sites:

Place of the Company's location: ***53 M. Gorkogo Street, 630099 Novosibirsk, Russia***

Tel.: *+7(3832) 191-106*

Fax: ***+7(3832) 23-54-45***

E-mail address: ***office@sibirtelecom.ru***

Internet web-site address providing access to information about the Company, equity issued or to be issued: ***www.sibirtelecom.ru***

General Director **A.I. Nikulin**

Chief Accountant **G.I. Khvoschinskaya**